Filed pursuant to General Instruction II.L. of Form F-10
File No. 333-292019

Prospectus Supplement to the Short Form Base Shelf Prospectus dated December 9, 2025

New Issue	June 4, 2026

TRANSALTA CORPORATION

C$350,016,000

18,230,000 Common Shares

TransAlta Corporation (the “Corporation” or “TransAlta”) is hereby qualifying the distribution (the “Offering”) of 18,230,000 common shares of the Corporation (“Common Shares”).

We are permitted, as a Canadian issuer, under the multijurisdictional disclosure system adopted by the United States (“U.S.”), to prepare this prospectus supplement in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the U.S. Our financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). As a result, such financial statements may not be comparable to financial statements of U.S. companies.

You should be aware that the acquisition of Common Shares may have tax consequences both in Canada and in the U.S. This prospectus supplement may not describe these tax consequences fully. You should read the tax discussion under “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations” in this prospectus supplement.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, that most of our officers and directors are residents of Canada, that some of the experts named in this prospectus supplement, the shelf prospectus and the documents incorporated by reference in the shelf prospectus are residents of Canada and that a substantial portion of our assets and all or a substantial portion of the assets of said persons are located outside of the U.S.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES COMMISSION OR SIMILAR AUTHORITY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

All dollar amounts in this prospectus supplement are in Canadian dollars, unless otherwise indicated. See “Important Notice About Information in this Prospectus Supplement and the Accompanying Shelf Prospectus” and “Exchange Rate Information”.

Price: $19.20 per Common Share

	Price to the Public(1)	Underwriters’ Fee(1)(2)	Net Proceeds to the Corporation(1)(3)
Per Common Share	$19.20	$0.768	$18.432
Total	$350,016,000	$14,000,640	$336,015,360

(1)

The Corporation has granted to the Underwriters (as defined herein) an option (the “Over-Allotment Option”), exercisable in whole or in part at any time and from time to time up to 30 days following the Offering Closing Date (as defined herein), to purchase up to an additional 2,734,500 Common Shares (the “Over-Allotment Shares”), at a price of $19.20 per Over-Allotment Share. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriters’ Fee” and “Net Proceeds to the Corporation” (before deducting estimated expenses of the Offering) will be $402,518,400, $16,100,736 and $386,417,664, respectively. This prospectus qualifies the grant of the Over-Allotment Option and the distribution of any Over-Allotment Shares upon exercise of the Over-Allotment Option. A purchaser who acquires Common Shares forming part of the Underwriters’ over-allocation position acquires those securities under this prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution (Conflicts of Interest)”.

(2)

The Underwriting Agreement (as defined herein) provides that, in consideration of the services of the Underwriters in connection with the Offering, the Corporation will pay the Underwriters a fee of $0.768 per Common Share issued and sold by the Corporation as part of the Offering, including, for greater certainty, any Over-Allotment Shares (as defined herein) issued and sold by the Corporation as part of the Offering. See “Plan of Distribution (Conflicts of Interest)”.

(3)

After deducting the Underwriters’ fee, but before: (i) deducting the estimated expenses of the Offering of approximately $1 million, which will be paid from the general funds of the Corporation; and (ii) giving effect to any exercise of the Over-Allotment Option (as defined herein). See “Plan of Distribution (Conflicts of Interest)” and “Use of Proceeds”.

The following table sets out the maximum number of Over-Allotment Shares that may be sold to the Underwriters pursuant to the Over-Allotment Option:

Underwriters’ Position	Maximum Number of Common Shares Available	Exercise Period	Exercise Price
Over-Allotment Option	2,734,500	Up to 30 days following the Offering Closing Date	$19.20 per Over-Allotment Share

The issued and outstanding Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “TA” and on the New York Stock Exchange (the “NYSE”) under the symbol “TAC”. On June 3, 2026, the closing prices of the Common Shares on such exchanges were $20.08 and US$14.46, respectively. The Corporation has applied to the TSX and the NYSE to list the Common Shares offered by this prospectus. Listing of such Common Shares on the TSX and the NYSE will be subject to the Corporation fulfilling all of the listing requirements of the TSX and the NYSE, as applicable. There can be no assurance that such Common Shares will be accepted for listing on the TSX or the NYSE.

On June 3, 2026, TransAlta and TransAlta Holdings U.S. Inc. (the “Buyer”), a wholly owned subsidiary of TransAlta, entered into a purchase and sale agreement (the “Purchase Agreement”) with MPP HoldCo LLC and CPP HoldCo LLC (together, the “Sellers”) and Kindle Energy LLC (“Kindle”), a portfolio company of Blackstone Inc., acting as the representative of the Sellers, pursuant to which the Buyer has agreed to purchase all of the issued and outstanding equity interests in Mountain Peak Power HoldCo, LLC (“MPP Company”) and Canyon Peak HoldCo LLC (“CPP Company” and together with MPP Company, the “Target Companies”), which indirectly own two natural gas-fired peaking facilities located in Colorado: (a) Mountain Peak Power, a 162 MW facility located in Keenesburg, Colorado (“Mountain Peak Power”); and (b) Canyon Peak Power, a 156 MW facility under development located in Bennett, Colorado (“Canyon Peak Power”) (the “Acquisition”) for a purchase price of approximately US$1.0 billion, inclusive of the assumption of US$750 million of senior secured project level debt and US$250 million of cash, subject to certain adjustments. We intend to use the net proceeds from this Offering to fund the cash portion of the purchase price of the Acquisition. See “Use of Proceeds”. Pending such use, the net proceeds from the Offering may temporarily be used to reduce indebtedness or invested in short term liquid investments.

It is currently anticipated that the closing date of the Offering (the “Offering Closing Date”) will be on or about June 9, 2026, or such later date as the Corporation and the Underwriters may agree, but, in any event, not later than June 23, 2026. See “Plan of Distribution (Conflicts of Interest)”.

CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., TD Securities Inc., ATB Capital Markets Corp., Desjardins Securities Inc., Loop Capital Markets LLC, J.P. Morgan Securities Canada Inc., Merrill Lynch Canada Inc., Mizuho Securities Canada Inc., and Peters & Co. Limited (collectively, the “Underwriters”), as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution (Conflicts of Interest)”, and subject to the approval of certain legal matters relating to Canadian law on behalf of the Corporation by Blake, Cassels & Graydon LLP and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP and certain legal matters relating to United States law on behalf of the Corporation by Paul, Weiss, Rifkind, Wharton & Garrison LLP and on behalf of the Underwriters by Latham & Watkins LLP.

Subscriptions will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. Book entry only certificates representing the Common Shares will be issued in registered form to CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and will be deposited with CDS on the Offering Closing Date. A purchaser of Common Shares will receive only a customer confirmation from a registered dealer which is a CDS Participant (as defined herein) and from or through which the Common Shares are purchased. See “Depository Services”.

Loop Capital Markets LLC is not registered as a dealer in any Canadian jurisdiction and, accordingly, it will only sell Common Shares into the U.S. or in other jurisdictions outside of Canada and is not permitted and will not, directly or indirectly, solicit offers to purchase or sell any of the Common Shares in Canada.

Subject to applicable laws, the Underwriters may, in connection with the Offering, over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. The Underwriters propose to offer the Common Shares initially at the Offering price specified above. After a reasonable effort has been made to sell all of the Common Shares at the price specified, the Underwriters may reduce the selling price to investors from time to time in order to sell any of the Common Shares remaining unsold. Any such reduction will not affect the proceeds received by the Corporation. See “Plan of Distribution (Conflicts of Interest)”.

Investing in the Common Shares involves certain risks. See “Risk Factors”.

Each of the Underwriters, other than Loop Capital Markets LLC and Peters & Co. Limited is, directly or indirectly, a subsidiary or an affiliate of one of our lenders to which we are currently indebted. Accordingly, the Corporation may be considered to be a “connected issuer” of each of such Underwriters under applicable Canadian securities legislation. See “Relationship Between The Corporation and The Underwriters”, “Use of Proceeds”, “Plan of Distribution (Conflicts of Interest) — Conflicts of Interest” and “Description of the Acquisition”.

Laura W. Folse and Thomas M. O’Flynn are directors of the Corporation who reside outside of Canada and each of these directors has appointed TransAlta as agent for service of process at Suite 1400, 1100 – 1st Street SE, Calgary, Alberta T2G 1B1. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

The head and registered office of TransAlta is located at Suite 1400, 1100 – 1st Street SE, Calgary, Alberta T2G 1B1.

PROSPECTUS SUPPLEMENT

APPENDICES

APPENDIX “A”	INVESTOR PRESENTATION	A-1

S-i

PROSPECTUS

S-ii

IMPORTANT NOTICE ABOUT INFORMATION IN

THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING SHELF PROSPECTUS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the securities the Corporation is offering and also adds to and updates certain information contained in the shelf prospectus and the documents incorporated by reference therein. The second part, the shelf prospectus, gives more general information, some of which may not apply to the Common Shares offered hereunder. The accompanying base shelf prospectus dated December 9, 2025, is referred to as the “shelf prospectus” in this prospectus supplement. Except on the cover page and unless the context otherwise requires, all references in this prospectus supplement to “we”, “us”, “our”, “TransAlta”, or the “Corporation” refer to TransAlta Corporation and its subsidiaries, partnership interests and joint venture investments.

If the description of the Common Shares or any other information varies between this prospectus supplement, the shelf prospectus and the documents incorporated by reference in the shelf prospectus, you should rely on the information in this prospectus supplement. You should rely only on the information contained in this prospectus supplement or contained in, or incorporated by reference into, the shelf prospectus or in any free writing prospectus we authorize and use in connection with the Offering. We have not, and the Underwriters have not, authorized any person to provide you with different information. If any person other than us provides you with different or inconsistent information you should not rely on it. We and the Underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying shelf prospectus and the documents incorporated by reference therein is accurate only as of their respective dates. Our business, properties, financial condition, results of operations and prospects may have changed since those dates.

In this prospectus supplement, the shelf prospectus and the documents incorporated by reference in the shelf prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. References to “dollars”, “$”, “Canadian dollars” and “C$” are to lawful currency of Canada, and references to “U.S. dollars” and “US$” are to lawful currency of the U.S. Unless otherwise indicated, all financial information included in this prospectus supplement, the shelf prospectus and the documents incorporated by reference in the shelf prospectus has been prepared in accordance with IFRS.

We use a number of financial measures to evaluate our performance and the performance of our business segments, including measures and ratios that do not have any standardized meaning under IFRS (collectively, “Non-IFRS Measures and Ratios”). We believe that these Non-IFRS Measures and Ratios, read together with our IFRS amounts, provide investors with a better understanding of how management assesses results. Non-IFRS Measures and Ratios are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as an alternative for, or more meaningful than our IFRS results.

Adjusted EBITDA, Free Cash Flow, Free Cash Flow per share, Free Cash Flow Yield, Adjusted EBITDA Percentage Increase and Build Multiple are some of the Non-IFRS Measures and Ratios presented in this prospectus supplement.

Readers should refer to “Non-IFRS Measures” in the Investor Presentation (as defined herein) included as Appendix “A” of this prospectus supplement and to the “Highlights” and “Non-IFRS and Supplementary Financial Measures” sections of our Interim MD&A (as defined herein) and Annual MD&A (as defined herein) for the composition of each Non-IFRS Measure and Ratio, the most directly comparable IFRS measure, how these Non-IFRS Measures and Ratios provide useful information to an investor, and quantitative reconciliations to the nearest applicable IFRS measures. The Interim MD&A and Annual MD&A are incorporated by reference in the shelf prospectus and are available under our profile on the System for Electronic Data Analysis and Retrieval+ (“SEDAR+”) at www.sedarplus.ca.

EXCHANGE RATE DATA

TransAlta publishes its consolidated financial information in Canadian dollars. The following table sets forth the Canada/U.S. exchange rates on the last day of the periods indicated as well as the high, low and average rates for such periods. The high, low and average exchange rates for each period were identified or calculated from spot rates in effect on each trading day during the relevant period. The exchange rates shown are expressed as the number of U.S. dollars required to purchase one Canadian dollar. These exchange rates are based on those published on the Bank of Canada’s website on each trading day (the “Bank of Canada rate”). On June 3, 2026, the Bank of Canada rate was US$0.7203 equals $1.00.

	Three Months Ended March 31,				Year Ended December 31,
	2026		2025		2025		2024

High for period	US$	0.7399	US$	0.7059	US$	0.7376	US$	0.7510

Low for period	US$	0.7174	US$	0.6848	US$	0.6848	US$	0.6937

Rate at end of period	US$	0.7174	US$	0.6956	US$	0.7296	US$	0.6950

Average rate for the period(1)	US$	0.7290	US$	0.6968	US$	0.7157	US$	0.7302

(1)	The average of the Bank of Canada rate during the applicable period.

FORWARD-LOOKING INFORMATION

This prospectus includes “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of securities laws, including the “safe harbor” provisions of the Securities Act (Alberta), the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”).

All forward-looking information is based on TransAlta’s beliefs as well as assumptions based on information available at the time the assumption was made and on management’s experience and perception of historical trends, current conditions and expected further developments as well as other factors deemed appropriate in the circumstances. The words “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “project”, “outlook”, “forecast”, “intend”, “target”, “plan” or similar words are used to identify such forward-looking information.

Forward-looking information is subject to known and unknown risks, uncertainties and other important factors, many of which are beyond the Corporation’s control, that could cause actual events, outcomes or results to differ materially from those expressed or implied in the forward-looking information. Although the Corporation believes that the assumptions and expectations conveyed by such forward-looking information are reasonable based on information available on the date they are made, there can be no assurance that such assumptions and expectations will prove to be correct.

In particular, this prospectus contains forward-looking information pertaining to the following: the anticipated closing of the Offering, including the timing thereof; the net proceeds from the Offering and the use of such proceeds; the terms of the Offering; that the cash portion of the purchase price of the Acquisition will be funded with the net proceeds of this Offering; the Acquisition, including the expected closing date; the anticipated effects and benefits of the Acquisition, including the expected synergies and effects on our financial and operational outlook, including expectations regarding Adjusted EBITDA, Free Cash Flow, Free Cash Flow per share, Free Cash Flow Yield and Adjusted EBITDA Percentage Increase; expectations regarding the performance of the acquired assets, including expected capacity, commercial in-service dates, contract terms, availability incentive payments and operational synergies; expectations regarding future dividend payments; expectations regarding construction and supply chain risks; expectations about current and future industry activities, development opportunities and market conditions; our corporate strategy, development projects, acquisitions and the development and expected timing of growth opportunities; expectations regarding our credit metrics and business risk profile; our 2026 outlook and the targets contained therein; our hedging assumptions; our estimated spot price sensitivity and the associated impacts on our adjusted earnings before interest, taxes, depreciation and amortization target; our expectation that cash flow from our operating activities will be sufficient to meet our short and long-term financial obligations; our expectations about strategies for growth and expansion; expected costs and schedules for planned projects, including the Centralia planned coal-to-gas conversion project; the power generation industry generally and the supply of, and demand for, electricity; the cyclicality of our business; the expected impact of future tax and accounting changes; and expected industry, market and economic conditions.

The forward-looking information contained in this prospectus is based on many assumptions including, but not limited to, the following: our ability to complete the Acquisition and the Offering on a timely basis and on the terms expected; fulfillment by the Underwriters of their obligations pursuant to the Underwriting Agreement; that no event will occur which would allow the Underwriters to terminate their obligations under the Underwriting Agreement; that Canyon Peak Power achieves commercial in-service in the expected timeframe; no significant changes to applicable laws and regulations, including carbon pricing, renewable energy incentives, royalty rates and climate-related regulations; no unexpected delays in obtaining required regulatory and other third-party approvals; no material adverse impacts to investment and credit markets; no significant changes to power price and hedging assumptions; no significant changes to gas commodity price assumptions and transport costs; no significant changes to interest or foreign exchange rates; no significant changes to the demand for, and growth of, electricity generation; no significant changes to the integrity and reliability of our facilities; no significant changes to our debt and credit ratings; no unforeseen changes to economic and market conditions; no significant events occurring outside the ordinary course of business; no significant changes to our ability to develop, access or implement, on a timely basis and on reasonable terms, the technology necessary to efficiently and effectively operate our assets and achieve expected future results; no significant supply chain disruptions or shortages of raw materials or skilled labour; no significant changes to our ability to access the capital markets on reasonable terms; and no material changes to international trade laws, regulations, agreements, treaties, taxes, tariffs, duties or policies of Canada, the U.S. or other countries. Although the Corporation believes that these assumptions are reasonable based on currently available information, there can be no assurance that such assumptions will prove to be correct.

Forward-looking information is subject to a number of significant risks and uncertainties that could cause actual plans, performance, results or outcomes to differ materially from current expectations. Factors that may adversely impact what is expressed or implied by forward-looking information contained in this prospectus include risks relating to: the ability of TransAlta to receive all necessary regulatory approvals and satisfy all other necessary conditions to closing of the Acquisition on a timely basis or at all; the failure to realize the anticipated benefits and synergies of the Acquisition following completion thereof; an inability to complete the Offering in accordance with management’s current expectations or at all; fluctuations in power prices; changes in supply and demand for electricity; our ability to contract our electricity generation for prices that will provide expected returns; our ability to replace contracts as they expire; risks associated with development projects and acquisitions; our ability to develop, access or implement, on a timely basis and on reasonable terms, the technology necessary to efficiently and effectively operate our assets and achieve expected future results; any difficulty raising needed capital in the future on reasonable terms; long-term commitments on gas transportation capacity that may not be fully utilized over time; changes to legislative, regulatory and political environments, including changes to carbon pricing, renewable energy policies and emissions regulations in Canada, the United States and Australia; environmental requirements and changes in, or liabilities under, these requirements; operational risks involving our facilities, including unplanned outages and equipment failure; disruptions in the transmission and distribution of electricity; grid reliability; reductions in production; impairments and/or write-downs of assets; the risk that the credit ratings assigned to us or our securities may be downgraded or placed under review; adverse impacts on our information technology systems and our internal control systems, including increased cybersecurity threats; commodity risk management and energy-trading risks; reduced labour availability, ability to continue to staff our operations and facilities and other labour relations matters; disruptions to our supply chains; weather conditions and their impact on electricity generation and demand; climate change-related risks, including the increased frequency and severity of extreme weather events; reductions to our generating units’ relative efficiency or capacity factors; general economic risks, including deterioration of equity markets, increasing interest rates, changes to foreign exchange rates or rising inflation; general domestic and international economic and political developments, including potential trade tariffs; industry risk and competition, including from emerging technologies affecting the demand, generation, distribution or storage of electricity; counterparty credit risks; inadequacy or unavailability of insurance coverage; increases in our income taxes and any risk of reassessments; legal, regulatory and contractual disputes and proceedings involving us; reputational and stakeholder-related risks; and reliance on key personnel. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in providing forward-looking information may be found in this prospectus supplement and the shelf prospectus under “Risk Factors” as well as in our Annual MD&A and the Annual Information Form (as defined herein), and elsewhere in TransAlta’s filings with the Canadian and U.S. securities regulators.

Readers are urged to consider these factors carefully in evaluating forward-looking information and are cautioned not to place undue reliance on forward-looking information. The forward-looking information included in this prospectus supplement, the shelf prospectus and the documents incorporated by reference in the shelf prospectus is made only as of the date of the applicable document and the Corporation does not undertake to publicly update forward-looking information to reflect new information, future events or otherwise, except as required by applicable laws. The purpose of the financial outlooks contained herein is to give the reader information about management’s current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes. In light of these risks, uncertainties and assumptions, the forward-looking information might occur to a different extent or at a different time than we have described, or might not occur at all. We cannot assure that projected results or events will be achieved.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed, as of the date hereof, to be incorporated by reference into the shelf prospectus only for the purposes of the distribution of the Common Shares offered hereunder. Other documents are also incorporated or deemed to be incorporated by reference into the shelf prospectus and reference should be made to the shelf prospectus for full details.

As of the date of this prospectus supplement, the following documents which were filed by us with the securities commissions or similar authorities in each of the provinces of Canada and with the SEC are incorporated by reference into the shelf prospectus:

(a)	annual information form for the year ended December 31, 2025 dated February 26, 2026 (the “Annual Information Form”);

(b)	management information circular dated March 12, 2026 for the annual and special meeting of shareholders held on April 30, 2026;

(c)

audited consolidated financial statements as at and for the years ended December 31, 2025 and 2024, the notes thereto, the related management’s report on internal control over financial reporting, and the reports of the independent registered public accounting firm dated February 26, 2026;

(d)	management’s discussion and analysis of financial condition and results of operations as at and for the year ended December 31, 2025 (the “Annual MD&A”);

(e)	unaudited interim consolidated financial statements as at and for the three months ended March 31, 2026 and 2025 and the notes thereto;

(f)	management’s discussion and analysis of financial condition and results of operations as at and for the three months ended March 31, 2026 and 2025 (the “Interim MD&A”);

(g)	the template version of the term sheet dated and filed June 3, 2026 prepared for potential purchasers in connection with the Offering; and.

(h)

the template version of the investor presentation utilized in connection with the Offering, dated and filed on June 3, 2026, a copy of which is included as Appendix “A” of this prospectus supplement (the “Investor Presentation”).

Any documents of the type referred to above, including all annual information forms, management information circulars, annual and interim financial statements and management’s discussion and analysis relating thereto, material change reports (excluding confidential material change reports), press releases containing financial information for financial periods more recent than the most recent annual or interim financial statements, and any business acquisition reports, as well as all prospectus supplements disclosing additional or updated information relating to the Offering subsequently filed by the Corporation with securities regulatory authorities in Canada after the date of this prospectus supplement and prior to the completion of the Offering shall be deemed to be incorporated by reference into the shelf prospectus. These documents will be available through the internet on SEDAR+ at www.sedarplus.ca. In addition, any similar documents the Corporation files with, or furnishes to, the SEC in its periodic reports on Form 6-K or annual reports on Form 40-F, and any other documents filed with, or furnished to, the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case after the date of this prospectus supplement and prior to the completion of the Offering, shall be deemed to be incorporated by reference into the registration statement of which this prospectus supplement forms a part, if and to the extent expressly provided in such reports. To the extent that any document incorporated by reference into the shelf prospectus is included in a report that is filed with or furnished to the SEC by the Corporation on Form 40-F, 20-F,

10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document shall also be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus supplement forms a part. The Corporation’s periodic reports on Form 6-K and its annual reports on Form 40-F are available on the SEC’s Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov.

Any statement contained in this prospectus supplement or in the shelf prospectus, or in any other document (or part thereof) incorporated, or deemed to be incorporated, by reference therein, shall be deemed to be modified or superseded, for the purposes of this prospectus, to the extent that a statement contained herein or therein, or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference therein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We will provide without charge to each person to whom this prospectus is delivered, including any beneficial owner, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference in the shelf prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to TransAlta Corporation at Suite 1400, 1100 1st Street S.E., Calgary, Alberta, T2G 1B1, Attention: Corporate Secretary, telephone number (403) 267-7110. These documents are also available through the internet on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

MARKETING MATERIALS

“Template versions” of the “marketing materials” (as such terms are defined in National Instrument 41-101 – General Prospectus Requirements), for this Offering are incorporated by reference into the shelf prospectus, but are not part thereof to the extent that their contents have been modified or superseded by a statement contained in this prospectus supplement. In addition, any “template version” of “marketing materials” filed by the Corporation under National Instrument 44-102 – Shelf Distributions in connection with the Offering after the date of this prospectus supplement and before termination of the Offering, will be deemed to be incorporated by reference into the shelf prospectus for the purposes of the distribution of Common Shares to which this prospectus pertains.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, under the Securities Act, a registration statement on Form F-10 and an amendment thereto relating to the Common Shares. This prospectus supplement and the shelf prospectus, which constitute a part of the registration statement, do not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included in this prospectus supplement or included or incorporated by reference in the shelf prospectus about the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, prospective investors should refer to the exhibits for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Items of information omitted from this prospectus supplement and the shelf prospectus but contained in the registration statement are available on the SEC’s website at www.sec.gov.

We are subject to the information requirements of the Exchange Act, and, in accordance therewith, file reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by the U.S., documents and other information that we file with the SEC may, subject to certain exceptions, be prepared in accordance with the disclosure requirements of Canada, which are different from those of the U.S. We are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. Under the Exchange Act, we are not required to publish financial statements as promptly as United States companies. Such reports and other information are available on the SEC’s EDGAR website at www.sec.gov. Prospective investors may read and download any public document that we have filed with the various securities commissions or similar regulatory authorities in each of the provinces of Canada on SEDAR+ at www.sedarplus.ca.

THE CORPORATION

TransAlta is one of Canada’s largest publicly traded power generators, owning and operating a diverse fleet across Canada, the United States and Western Australia. Our portfolio includes hydro, wind, solar, battery storage and thermal generation, complemented by our asset optimization and energy marketing capabilities. As one of Canada’s largest producers of wind and thermal generation, and Alberta’s largest producer of hydroelectric power, TransAlta remains committed to a diverse generation mix. With strong cash flows underpinned by a high-quality portfolio, TransAlta strives to deliver sustainable long-term shareholder value in an evolving energy landscape.

Business of TransAlta

TransAlta’s business is comprised of six segments (i) Hydro; (ii) Wind and Solar; (iii) Gas; (iv) Energy Transition; (v) Energy Marketing; and (vi) Corporate. The Corporation’s Hydro, Wind and Solar, Gas and Energy Transition segments are responsible for operating and maintaining our electrical generation facilities in Canada, the United States and Western Australia. TransAlta’s Energy Marketing segment is responsible for marketing and scheduling our merchant asset fleet in North America (excluding Alberta) along with the procurement of natural gas, transport and storage for our gas fleet, providing knowledge to support TransAlta’s growth team, and generating a stand-alone gross margin separate from the Corporation’s asset business. These segments are all supported by the Corporate segment.

In Alberta, the Corporation manages merchant exposure by executing hedging strategies that include a significant base of commercial and industrial customers, supplemented with financial hedges. A significant portion of TransAlta’s thermal generation capacity in Alberta is hedged to provide greater cash flow certainty.

The following provides a summary of TransAlta’s operating business segments and the generating capacity in each as at the date hereof.

Hydro Segment

The Hydro segment has a net ownership interest of approximately 922 MW of owned hydroelectric generating capacity. The facilities are located in Alberta, British Columbia, and Ontario. As well as contracting for power, TransAlta enters into long- and short-term contracts to sell the environmental attributes from our merchant hydro facilities. These activities help to ensure earnings stability from these assets. Generally, for facilities under long-term contracts, the benefit of the environmental attributes generated is provided to the contract holder.

Wind and Solar Segment

The Wind and Solar segment holds interests in approximately 2,559 MW of net wind and solar generating capacity. This capacity consists of 12 wind facilities in Alberta, four in Ontario, two in Québec, three in New Brunswick and eight in the United States, more specifically in Washington, Wyoming, Minnesota, Oklahoma, Pennsylvania and New Hampshire. The Corporation also holds a 10 MW utility-scale battery energy storage system in Alberta, 143 MW of solar facilities in Massachusetts and North Carolina, and a 38 MW solar facility and a 10 MW battery energy storage system in Western Australia. In addition to contracting for the sale of power generation, TransAlta also enters into long- and short-term contracts to sell the environmental and tax attributes from the merchant wind and solar facilities. These activities help to ensure earnings consistency from these assets. Generally, for facilities under a long-term PPA, the purchaser also benefits from any environmental attributes associated with the facility.

Gas Segment

The Gas segment has a net ownership interest of 4,806 MW of owned gas electrical-generating capacity. The facilities are located in British Columbia, Alberta, Ontario, Michigan and Western Australia. This segment includes TransAlta’s ownership interest in a natural gas pipeline located in Western Australia.

Energy Transition Segment

The Energy Transition segment has a net ownership interest of approximately 671 MW of owned generating capacity. The segment includes one remaining operating unit at Centralia, the Skookumchuck hydro facility, the retired Centralia unit, the retired Alberta thermal units, the Highvale mine and the mine reclamation activities.

Energy Marketing Segment

Our Energy Marketing segment provides a number of strategic functions, including the following:

(1)	gathering and analyzing market trends to enable more effective strategic planning and decision-making;

(2)	actively engaging in the trading of power, natural gas and environmental products across a variety of North American markets, excluding Alberta;

(3)	negotiating and managing fuel supply arrangements with third parties for our generation assets, including scheduling, billing and settlement of physical deliveries of natural gas and other fuels; and

(4)

negotiating and entering into contractual agreements with customers for the sale of output from TransAlta’s generation assets outside of Alberta, including electricity, steam or other energy-related commodities.

The Energy Marketing segment derives all of its revenue by trading electricity and other energy commodities (i.e., fuels and environmental products), by providing fee-based asset management services to third parties and earning margins on third-party gas and power transactions. The origination and trading activities are primarily focused on proprietary trading, with additional focus on the existing assets and customers of the Corporation.

Recent Developments

Memorandum of Understanding for Data Centre Development at Keephills Site Signed

On February 26, 2026, the Corporation entered into a Memorandum of Understanding (the “MOU”) with Canada Pension Plan Investments and Brookfield to advance data centre development in Alberta, for which TransAlta is the exclusive site and power provider. The MOU establishes a framework for phased development at the Corporation’s Keephills site in Parkland County, including an initial long-term power purchase agreement for approximately 230 MW and the evaluation of additional development aggregating up to 1 Gigawatt of load. Development is subject to regulatory approvals and the parties reaching definitive agreements.

DESCRIPTION OF THE ACQUISITION

Summary of the Acquisition

On June 3, 2026, TransAlta and the Buyer, a wholly owned subsidiary of TransAlta, entered into the Purchase Agreement with the Sellers and Kindle, a portfolio company of Blackstone Inc. acting as the representative of the Sellers, pursuant to which the Buyer has agreed to purchase all of the issued and outstanding equity interests in the Target Companies, which indirectly own two natural gas-fired peaking facilities located in Colorado: (a) Mountain Peak Power; and (b) Canyon Peak Power. Mountain Peak Power is a 162 MW natural gas-fired peaking facility located in Keenesburg, Colorado. It is a new asset that achieved commercial operations in September 2025 and is fully operational. Canyon Peak Power is currently under construction and is expected to achieve commercial operations in the third quarter of 2026. Upon completion, it will be a 156 MW natural gas-fired peaking facility located in Bennett, Colorado. Under the Purchase Agreement, the Sellers retain sole control over and responsibility for the completion of all remaining construction work for Canyon Peak Power (including all costs, fees and expenses in respect thereof) until the final completion certificate has been issued. Each facility is 100% contracted under 25- to 30-year tolling agreements with investment-grade off-takers. See “Appendix A – Investor Presentation” for additional information regarding the Acquisition.

Summary of the Purchase Agreement

The aggregate purchase price payable by the Buyer is approximately US$1.0 billion, inclusive of approximately US$750 million of assumed debt. The total cash consideration payable will be approximately US$250 million, subject to customary post-closing adjustments and a purchase price adjustment based on Canyon Peak Power’s tested capacity relative to its expected capacity of 156 MW at its commercial operation date.

The Purchase Agreement contains customary representations and warranties from TransAlta, the Buyer and the Sellers for transactions of a nature similar to the Acquisition. None of the representations or warranties given by any party under the Purchase Agreement will survive the closing of the Acquisition, except in the case of fraud committed by a party in connection with the transactions contemplated by the Purchase Agreement. The Buyer has obtained a representation and warranty insurance policy in connection with the Acquisition to provide coverage for losses arising from breaches of the Sellers’ representations and warranties.

The closing of the Acquisition, which is expected to occur early in the fourth quarter of 2026, is subject to customary conditions under the Purchase Agreement, including: (a) the expiry or termination of all applicable waiting periods under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976; (b) the receipt of regulatory approvals from the Federal Energy Regulatory Commission and the Federal Communications Commission; (c) the absence of any material adverse effect with respect to the Target Companies or the Sellers; (d) the absence of any default or event of default under the financing agreements of the Target Companies; and (e) the achievement of the commercial operations date for Canyon Peak Power. The Purchase Agreement includes a continuing, absolute, unconditional and irrevocable guarantee from TransAlta in favour of the Sellers for the timely payment and performance of all obligations of the Buyer under the Purchase Agreement and any agreement or other instrument delivered pursuant thereto.

TransAlta expects to fund the cash portion of the purchase price with the net proceeds of the Offering. See “Use of Proceeds”.

The Offering is not contingent upon the completion of the Acquisition. Accordingly, by purchasing the Common Shares, purchasers are investing in TransAlta on a stand-alone basis and recognize that TransAlta may not complete the Acquisition or realize the benefits expected from the completion thereof. See “Risk Factors – Risks Relating to the Acquisition”.

RISK FACTORS

Before deciding to invest in Common Shares, prospective purchasers of Common Shares should consider carefully the risk factors and other information contained in this prospectus. An investment in Common Shares is subject to various risks including those risks inherent to the industries in which TransAlta operates. In addition to the risk factors set forth below, as well as those set forth under the heading “Risk Factors” in the shelf prospectus, information regarding the risks affecting TransAlta and its business is provided in the documents incorporated by reference in the shelf prospectus, including in the Annual MD&A under the headings “Risk Factors” and “Risk Management”. The risks and uncertainties described in the prospectus are not the only ones applicable to an investment in Common Shares. Additional risks and uncertainties of which we are unaware, or that we currently deem to be immaterial, may also become important factors that affect an investment in Common Shares. If any of the events contemplated by these risk factors occurs, TransAlta’s business, prospects, financial condition, results of operations or cash flows could be materially harmed, which could adversely affect the value of the Common Shares.

Risks Relating to the Common Shares

Market Price

In recent years, securities markets have experienced considerable price and volume volatility, and the volatility in the trading price of the Common Shares was at times unrelated to the financial or operating performance of TransAlta and not necessarily determined solely by reference to the underlying value of TransAlta’s assets. The market price of publicly traded securities is affected by many variables, including the strength of the economy generally, interest rates, credit ratings, commodity prices, the availability and attractiveness of alternative investments and the breadth of the public market for the securities. The effect of these and other factors on the market price of the Common Shares on the stock exchanges on which the Common Shares trade suggests that the future trading prices of the Common Shares may be volatile. The market price for the Common Shares may be affected by numerous factors beyond the control of TransAlta. The market price for the Common Shares may also be affected by the Offering. These fluctuations may affect the price of the Common Shares following the Offering and the market price of the Common Shares may drop below the offering price specified on the cover page of this prospectus supplement. As a result of this volatility, holders may not be able to sell their Common Shares at or above such offering price. TransAlta cannot predict at what price the Common Shares will trade in the future.

Dividends

The declaration and payment of cash dividends to holders of Common Shares is not guaranteed. Although TransAlta currently intends to pay quarterly cash dividends to its shareholders, these cash dividends may be reduced or suspended. The amount of cash available to TransAlta to pay dividends, if any, can vary significantly from period to period for a number of reasons, including, among other things: TransAlta’s financial and operational performance; fluctuations in operating costs; the amount of cash required or retained for debt service or repayment; amounts required to fund capital expenditures and working capital requirements; access to equity markets; foreign exchange rates and interest rates; and the risk factors set forth in the prospectus.

The decision whether to pay dividends and the amount of any such dividends are subject to the discretion of the board of directors of the Corporation (the “Board”), which regularly evaluates TransAlta’s proposed dividend payments and the solvency requirements of the Canada Business Corporations Act. In addition, the level of dividends per Common Share will be affected by the number of outstanding Common Shares and other securities that may be entitled to receive cash dividends or other payments, such as our outstanding first preferred shares (“First Preferred Shares”). Dividends may be increased, reduced or suspended depending on TransAlta’s operational and financial performance, as well as the other factors discussed above. The market value of the

Common Shares may deteriorate if TransAlta is unable to meet dividend expectations in the future, and such deterioration may be material.

Dilution

Under TransAlta’s articles and applicable law, TransAlta is generally permitted to issue an unlimited number of Common Shares on such terms and conditions as the Board sees fit, in many cases without the approval of the Corporation’s shareholders. As part of this Offering, the Corporation could issue up to 20,964,500 Common Shares, which number includes the 18,230,000 Common Shares issuable pursuant to the Offering and the 2,734,500 Common Shares issuable if the Over-Allotment Option is exercised in full by the Underwriters. Except as described under “Plan of Distribution (Conflicts of Interest)”, the Corporation may issue additional Common Shares in subsequent offerings (including through the sale of securities convertible or exercisable into or exchangeable for Common Shares). The Corporation may also issue Common Shares to finance future acquisitions or growth projects. The Corporation cannot predict the size of future issuances of Common Shares or the effect that future issuances and sales of Common Shares will have on the market price of the Common Shares. Issuances of a substantial number of additional Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for the Common Shares. With any additional issuance of Common Shares, investors may suffer dilution to their voting power and the Corporation may experience dilution in its earnings per share.

No Guarantee of Return on Investment

An investment in Common Shares is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Common Shares is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

Offering Not Conditional on Closing of Acquisition

The Corporation intends to use the net proceeds from this Offering as set forth in this prospectus supplement under the heading “Use of Proceeds”. However, this Offering is not conditional upon the completion of the Acquisition. If the Acquisition is not completed, management will have broad discretion concerning the use of the net proceeds of this Offering as well as the timing of such expenditures. See “Risk Factors – Risks Relating to the Acquisition”. In addition, there may be circumstances where, for sound business reasons, the Corporation may re-allocate the net proceeds of this Offering other than as described under the heading “Use of Proceeds” in ways that a purchaser may not consider desirable, if management believes it would be in the Corporation’s best interest to do so. Until utilized, some or all of the net proceeds of this Offering may be held in cash balances in the Corporation’s bank account, may temporarily be used to reduce indebtedness, or invested at the Corporation’s discretion. As a result, a purchaser will be relying on the judgment of management for the application of the net proceeds of this Offering. The results and the effectiveness of the application of the net proceeds are uncertain. If the net proceeds are not applied effectively, the Corporation’s business, financial condition and results of operations may suffer, which could adversely affect the price of the Common Shares in the market.

Risks Relating to the Acquisition

Information provided by the Sellers and Kindle

All information relating to the Target Companies included herein has been provided by the Sellers and Kindle. Although the Corporation has conducted what it believes to be a prudent and thorough level of investigation in connection with the Acquisition, an unavoidable level of risk remains regarding the accuracy and completeness of such information.

Closing of the Acquisition

The closing of the Acquisition is subject to certain conditions, as described under the heading “Description of the Acquisition – Summary of the Purchase Agreement”. The Corporation intends to consummate the Acquisition promptly following the date on which all such conditions are satisfied. However, there can be no assurance that such conditions will be satisfied on schedule or at all. As such, there is no assurance that the Acquisition will be completed or, if completed, will be completed on the terms disclosed in this prospectus supplement. In addition, a substantial delay in obtaining regulatory approvals or the imposition of unfavourable terms and/or conditions in such approvals could have a material adverse effect on the Corporation’s ability to complete the Acquisition and on the Corporation’s or the Target Companies’ business, financial condition or results of operations. In the event that the Acquisition is not completed, purchasers of the Common Shares will have no entitlement to a full or partial refund of the subscription price, and such purchasers will continue to hold Common Shares in the Corporation on a standalone basis.

Unexpected Costs or Liabilities Related to the Acquisition

Although the Corporation conducted what it believed to be a prudent and thorough level of investigation in connection with the Acquisition, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities of, or issues concerning, the Target Companies. Following the Acquisition, the Corporation may discover that it has acquired substantial undisclosed liabilities. In certain cases, such matters may not be covered by the representation and warranty insurance obtained in connection with the Acquisition, and, following the closing of the Acquisition, the Corporation will have no right to claim indemnification under the Purchase Agreement for any such events. The existence of undisclosed liabilities and the inability to claim indemnification and seek recourse under such representation and warranty insurance could have an adverse impact on the Corporation’s business, financial condition, results of operations and cash flows.

Although the Purchase Agreement contains covenants on the part of the Target Companies regarding the operation of their business prior to the closing of the Acquisition, the Corporation will not control the Target Companies and their subsidiaries until completion of the Acquisition. The Target Companies’ business and results of operations may be adversely affected by events that are outside of the Corporation’s control during the intervening period. Historic and current performance of the Target Companies’ business and operations may not be indicative of success in future periods. The future performance of the Target Companies may be influenced by, among other factors, economic downturns, increased regulation, turmoil in financial markets, unfavourable regulatory decisions, rising interest rates and other factors beyond the Corporation’s control. As a result of any one or more of these factors, among others, the operations and financial performance of the Target Companies may be negatively affected during such period which may adversely affect the future financial results of the Corporation.

Nature of Acquisition

Acquisitions of power generation properties or companies are based in large part on engineering, environmental and economic assessments made by the acquiror and its advisors. The assessments include a series of assumptions regarding factors such as electricity and other energy prices, actual facility performance, status of and impact of policy, legislation and regulations and effective tax rates. Many of these factors are subject to change and are beyond TransAlta’s control. All such assessments involve a measure of engineering, environmental, economic, geopolitical and regulatory uncertainty that could result in, among other things, lower revenue or higher operating or capital expenditures than anticipated.

Integration of the Target Companies

The Acquisition involves the integration of the Target Companies into the business of the Corporation, which does not presently have a substantial portfolio of natural gas generation facilities in the U.S.. Following the Acquisition, the Corporation will be required to devote management attention and resources to integrating the business practices and operations of the Target Companies with those of the Corporation. The Corporation may fail to realize some or all of the anticipated benefits of the Acquisition if the integration process takes longer than expected or is more costly than expected. Potential difficulties the Corporation may encounter in the integration process include the following:

•

the inability to successfully integrate the business of the Target Companies with the business of the Corporation in a manner that permits the Corporation to achieve the synergies anticipated to result from the Acquisition, which would result in the anticipated benefits of the Acquisition not being realized partly or wholly in the time frame currently anticipated or at all;

•	complexities associated with managing the Corporation following the completion of the Acquisition;

•	challenges creating uniform standards, controls, procedures, policies and information systems;

•

performance shortfalls as a result of the diversion of management’s attention caused by completing the Acquisition and integrating the Target Companies’ business into the Corporation’s current operations following the Acquisition.

Operation and Maintenance of Equipment and Systems Risks and Other Risks which Relate to the Acquisition

The risk factors set forth in the Annual MD&A of the Corporation and in this prospectus supplement including those relating to power facility operations and generation equipment, transmission lines, and other equipment apply equally in respect of the Acquisition.

Foreign Currency Exposure

Proceeds from the Offering will be denominated in Canadian dollars while the use of proceeds is for a U.S. dollar denominated transaction. Fluctuations in exchange rates between the Canadian and U.S. dollar may result in fluctuations in the value of the proceeds between closing of the Offering and closing of the Acquisition. This exposure may be mitigated through the use of hedging instruments.

After giving effect to the Acquisition, an increased portion of the Corporation’s earnings and net assets will be denominated in U.S. dollars. Accordingly, fluctuations in exchange rates between the Canadian and U.S. dollar may have an increased adverse effect on the Corporation’s results and financial condition. Future events that may significantly increase or decrease the risk of future movement in the exchange rates for these currencies cannot be predicted.

Failure to Realize the Anticipated Benefits of the Acquisition

The Corporation believes that the Acquisition will provide certain benefits to the Corporation and its shareholders. There is, however, a risk that some or all of the expected benefits of the Acquisition may fail to materialize, or may not occur within the time periods anticipated by the Corporation. The realization of such benefits may be affected by a number of factors, including those disclosed in this prospectus supplement, many of which are beyond the control of the Corporation. If the Acquisition fails to provide the results that the Corporation anticipates, the Acquisition could materially and adversely affect the Corporation and its financial results.

Indebtedness

If the Acquisition is completed on the terms contemplated in the Purchase Agreement, the Corporation anticipates that the existing indebtedness of the Target Companies, which totalled approximately US$750 million as of June 1, 2026, will be assumed by the Corporation as part of the Acquisition and included in the Corporation’s consolidated indebtedness upon closing of the Acquisition. Such additional indebtedness will represent a material increase in the Corporation’s consolidated indebtedness and will increase the Corporation’s interest expense and debt service obligations and may have an adverse effect on the Corporation’s financial results and/or credit ratings.

The Corporation’s existing and future level of indebtedness, including the addition of the existing and future indebtedness of the Target Companies, could have important consequences to the Corporation, including: having a negative effect on the Corporation’s credit ratings; the Corporation’s ability to obtain additional financing, if necessary, for working capital, capital expenditures, debt service requirements, acquisitions or general corporate or other purposes may be impaired or such financing may not be available on favourable terms; the Corporation’s ability to declare dividends, including dividends on the Common Shares, may be impaired; it may limit the Corporation’s ability to adjust to changing market conditions and place the Corporation at a competitive disadvantage compared to its competitors that have less debt; and the Corporation may be more vulnerable to a downturn in the Corporation’s business or in general economic conditions. Further, our credit ratings may be important to suppliers and counterparties when they seek to engage in certain transactions with us, and our credit ratings may impact the amount of collateral required to engage in those transactions.

The Corporation’s ability to service its debt will depend upon, among other things, its future financial and operating performance, which will be affected by prevailing economic conditions, interest rate fluctuations and financial, business, regulatory and other factors, some of which are beyond the Corporation’s control. If the Corporation’s operating results are not sufficient to service its current or future indebtedness, the Corporation may be forced to take actions such as reducing dividends, reducing or delaying business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing its debt, or seeking additional equity capital.

See “Risk Management – Risk Factors – A downgrade of our credit ratings could affect us materially and adversely” and “Risk Management – Risk Factors – We may have difficulty raising needed capital in the future, which could significantly harm our business” in the Annual MD&A.

Significant Transaction and Related Costs

The Corporation expects to incur a number of costs associated with completing the Acquisition and integrating the operations of the Corporation and the Target Companies. The substantial majority of such costs will be non-recurring expenses resulting from the Acquisition and will consist of transaction costs related to the Acquisition and systems consolidation costs. Additional unanticipated costs may be incurred in the integration of the Corporation and the Target Companies’ respective businesses.

USE OF PROCEEDS

If the Over-Allotment Option is not exercised, the net proceeds to the Corporation from the Offering will be approximately $336,015,360 after deducting the Underwriters’ fee of $14,000,640 and before deducting the expenses of the Offering, which are estimated to be $1 million. If the Underwriters exercise the Over-Allotment Option in full, the net proceeds to the Corporation from the Offering will be approximately $386,417,664 after deducting the Underwriters’ fee of $16,100,736 and before deducting the expenses of the Offering, which are estimated to be $1 million.

The net proceeds from the Offering will be used to fund the cash portion of the purchase price of the Acquisition. Pending such use, the net proceeds from the Offering may temporarily be used to reduce indebtedness or invested in short term liquid investments. In the event that the net proceeds of the Offering exceed the cash portion of the purchase price of the Acquisition, the Corporation intends to use any such excess net proceeds for general corporate purposes.

The Acquisition and the Offering are not conditional on each other. Should the Acquisition not proceed, the Corporation intends to use the net proceeds of the Offering to reduce indebtedness, fund capital expenditures (including potential future growth projects or acquisitions), and for other general corporate purposes.

The Underwriters’ fee will be paid by the Corporation from the gross proceeds of the Offering. The expenses of the Offering will be paid from the general funds of the Corporation.

The Corporation’s overall corporate strategy and major initiatives supporting its strategy are summarized in the Annual MD&A and the Interim MD&A.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capital of the Corporation on a consolidated basis since March 31, 2026. After giving effect to the Offering: (i) in the event that the Over-Allotment Option is not exercised, the equity of the Corporation will increase by $350,016,000 and the number of issued and outstanding Common Shares will increase by 18,230,000 Common Shares; and (ii) in the event the Over-Allotment Option is exercised in full, the equity of the Corporation will increase by $402,518,400 and the number of issued and outstanding Common Shares will increase by 20,964,500 Common Shares.

DESCRIPTION OF SHARE CAPITAL

We are authorized to issue an unlimited number of Common Shares, of which 297,784,901 were issued and outstanding as of June 3, 2026 and an unlimited number of First Preferred Shares, issuable in series, of which 10,778,462 cumulative redeemable rate reset First Preferred Shares, Series A, 1,221,538 cumulative redeemable floating rate First Preferred Shares, Series B, 9,955,701 cumulative redeemable rate reset First Preferred Shares, Series C, 1,044,299 cumulative redeemable floating rate First Preferred Shares, Series D, 9,000,000 cumulative redeemable rate reset First Preferred Shares, Series E, 6,600,000 cumulative redeemable rate reset First Preferred Shares, Series G and 400,000 cumulative redeemable First Preferred Shares, Series I were outstanding as of June 3, 2026.

Common Shares

The following description of the Common Shares is a summary of certain of their material attributes and characteristics which does not purport to be complete.

Each Common Share entitles the holder thereof to one vote for each Common Share held at all meetings of shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares are entitled to vote, to receive dividends if, as and when declared by the Board, subject to prior satisfaction of preferential dividends applicable to any First Preferred Shares, and to participate rateably in any distribution of our assets upon a liquidation, dissolution or winding up and subject to prior rights and privileges attaching to First Preferred Shares. The Common Shares are not convertible and are not entitled to any pre-emptive rights. The Common Shares are not entitled to cumulative voting.

First Preferred Shares

A description of our outstanding First Preferred Shares is provided in our Annual Information Form under the heading “Capital Structure – Share Capital – First Preferred Shares”.

DIVIDENDS

On February 25, 2026, we declared a dividend of $0.07 per Common Share for the quarter ending June 30, 2026, payable on July 1, 2026, to holders of record of our outstanding Common Shares at the close of business on June 1, 2026. The Offering is anticipated to close on or about June 9, 2026. The first dividend which purchasers of Common Shares under the Offering may be eligible to receive is expected to be payable on October 1, 2026, to holders of record of our outstanding Common Shares at the close of business on September 1, 2026. Investors in the Offering will not be eligible to receive the dividend payable on July 1, 2026.

PRIOR SALES

The Corporation has not sold or issued any Common Shares or securities convertible or exchangeable into Common Shares during the 12-month period prior to the date hereof other than: (i) an aggregate of 419,719 Common Shares at a weighted average exercise price of $10.55 on the exercise of options granted pursuant to the Corporation’s stock option plan, for aggregate consideration of approximately $4,426,509.42; and (ii) an aggregate of 915,353 Common Shares on the settlement of restricted share units and performance share units under the Corporation’s share unit plan.

TRADING PRICE AND VOLUME

The Common Shares are listed for trading on the TSX under the symbol “TA” and on the NYSE under the symbol “TAC”. The following table sets forth the reported monthly high, low and closing trading prices and monthly trading volumes of the Common Shares for the periods indicated on each of the TSX and the NYSE.

	Common Shares – TSX				Common Shares – NYSE
	Share Price Trading Range				Share Price Trading Range
	High	Low	Close	Volume	High	Low	Close	Volume
	($ per share)				(US$ per share)
2025
June	15.66	13.18	14.69	36,604,836	11.51	9.62	10.79	8,846,920
July	17.58	14.08	16.67	33,206,732	12.81	10.29	12.05	5,992,876
August	17.46	16.35	16.87	25,539,917	12.66	11.88	12.30	4,489,623
September	19.21	16.49	19.01	20,272,513	13.89	11.95	13.67	4,608,632
October	24.96	18.86	24.79	44,836,160	17.87	13.53	17.67	13,108,834
November	25.03	18.78	20.32	37,510,068	17.80	13.29	14.55	10,404,677
December	21.06	16.97	17.36	24,753,314	15.20	12.34	12.64	7,833,020
2026
January	18.97	16.61	17.40	25,175,117	13.98	11.96	12.78	7,582,735
February	19.10	16.85	18.75	21,248,034	14.01	12.32	13.74	5,709,758
March	19.45	15.62	18.29	33,678,312	14.20	11.38	13.10	6,971,283
April	19.70	16.34	16.93	27,635,439	14.24	11.92	12.48	4,596,375
May	19.65	16.81	19.65	29,487,333	14.25	12.29	14.22	4,117,246
June 1-3	20.51	19.25	20.08	4,276,963	14.77	13.92	14.46	814,099

DEPOSITORY SERVICES

The Common Shares will be issued in “book entry only” form and must be purchased or transferred through a participant in the CDS depository service (“CDS Participant”). The Corporation will cause a global certificate or certificates representing any newly issued Common Shares to be delivered to, and registered in the name of, CDS or its nominee. All rights of a holder of Common Shares must be exercised through, and all payments or other property to which such holder is entitled, will be made or delivered by CDS or the CDS Participant through which such holder holds such Common Shares. Each person who acquires Common Shares will receive only a customer confirmation of purchase from the registered dealer from or through which the Common Shares are acquired in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS is responsible for establishing and maintaining book entry accounts for its CDS Participants having interests in the Common Shares.

The ability of a beneficial owner of Common Shares to pledge such Common Shares or otherwise take action with respect to such owner’s interest in such Common Shares (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

The Corporation has the option to terminate registration of Common Shares through the book entry only system, in which event certificates for Common Shares in fully registered form will be issued to the beneficial owners of such Common Shares or their nominees.

Neither the Corporation nor the Underwriters will assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Common Shares held by CDS or the payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Common Shares; or (c) any advice or representation made by or with respect to CDS including those contained in this prospectus supplement and relating to the rules governing CDS or any action to be taken by CDS or at the direction of its CDS Participants. The rules governing CDS provide that it acts as the agent and depository for the CDS Participants. As a result, CDS Participants must look solely to CDS and persons, other than CDS Participants, having an interest in the Common Shares must look solely to CDS Participants for payments made by or on behalf of the Corporation to CDS in respect of the Common Shares.

If (i) required by applicable law, (ii) the book entry only system ceases to exist, (iii) the Corporation determines that CDS is no longer willing or able to discharge properly its responsibilities as depository with respect to the Common Shares and the Corporation is unable to locate a qualified successor, or (iv) the Corporation, at its option, decides to terminate the book entry only system, then certificates representing the Common Shares will be made available.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Pursuant to an underwriting agreement (the “Underwriting Agreement”) dated June 4, 2026 among the Corporation and the Underwriters, the Corporation has agreed to sell an aggregate of 18,230,000 Common Shares to the Underwriters, and the Underwriters have severally (and not jointly or jointly and severally) agreed to purchase from the Corporation, as principals, such Common Shares at a price of $19.20 per Common Share payable in cash against delivery on the Offering Closing Date. The Underwriting Agreement provides that, in consideration of the services of the Underwriters in connection with the Offering, the Corporation will pay the Underwriters a fee of $0.768 per Common Share issued and sold by the Corporation as part of the Offering, including, for greater certainty, any Over-Allotment Shares issued and sold by the Corporation as part of the Offering. In the event that the Over-Allotment Option is not exercised, the aggregate fee payable by the Corporation to the Underwriters will be $14,000,640. If the Over-Allotment Option is exercised in full, the aggregate fee payable by the Corporation to the Underwriters will be $16,100,736. The Underwriters’ fee is payable on the Offering Closing Date.

The Corporation has granted to the Underwriters the Over-Allotment Option, exercisable in whole or in part at any time and from time to time up to 30 days following the Offering Closing Date, to purchase up to an additional 2,734,500 Common Shares at a price of $19.20 per Common Share. This prospectus qualifies the grant of the Over-Allotment Option and the distribution of any Over-Allotment Shares upon exercise of the Over-Allotment Option. A purchaser who acquires Common Shares forming part of the Underwriters’ over-allocation position acquires those securities under this prospectus regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The terms of the Offering were established through negotiations between the Corporation and the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several (and not joint or joint and several) and may be terminated at their discretion upon the occurrence of certain stated events. Such events include, but are not limited to: (a) any order to cease or suspend trading in any securities of the Corporation or any of its subsidiaries, or prohibiting or restricting the distribution of the Common Shares is made, or any stop order suspending the effectiveness of the registration statement or stop order preventing or suspending the use of any prospectus relating to the Common Shares has been issued, or proceedings are announced or commenced or, to the Corporation’s knowledge, threatened for the making of any such order, by any securities commission, the SEC or similar regulatory authority, any stock exchange or by any other competent authority, unless such order has been rescinded, revoked or withdrawn or such proceedings have been discontinued or will not be proceeded with; (b) any inquiry, action, suit, investigation (whether formal or informal), order or other proceeding in relation to the Corporation or any of its subsidiaries is announced or commenced or, to the knowledge of the Corporation, threatened or any order or ruling is issued by any securities commission, any stock exchange or by any other competent authority, or there is any change of law or the interpretation, pronouncement or administration thereof by any such authority, if, in the opinion of the Underwriters (or any one of them) acting reasonably, the announcement, commencement or issuance thereof, or change, as the case may be, materially adversely affects the trading, or distribution of the Common Shares; (c) the Corporation shall be in material breach of, default under or non-compliance with any representation, warranty, covenant, term or condition of the Underwriting Agreement; (d) there shall occur any change in, or new material fact regarding, the business, affairs, operations, assets, liabilities, earnings, capital or ownership or condition of the Corporation on a consolidated basis, in either case resulting in a misrepresentation in this prospectus, or as a result of investigations after the date hereof, the Underwriters (or any one of them) determine that there exists any fact or circumstance which existed prior to the date hereof and had not been disclosed prior to the date hereof, which in their sole opinion, acting reasonably, would be expected to have a material adverse effect on the market price or value of the Common Shares; or (e) there should develop, occur or come into effect or existence any event, action, state, condition or occurrence of national or international consequence or any law or regulation which, in the opinion of the Underwriters (or any one of them) acting reasonably: (i) materially adversely affects, or involves, or would reasonably be expected to materially adversely affect, or involve, the financial markets in Canada or the United States generally or the business, operations or affairs of the Corporation and its subsidiaries (taken as a whole); or (ii) is expected to prevent, suspend or materially restrict the trading in the Common Shares.

If an Underwriter fails to purchase the Common Shares which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Common Shares, provided that, if the aggregate number of Common Shares not purchased is less than or equal to 10.0% of the aggregate number of Common Shares agreed to be purchased by the Underwriters, then each of the other Underwriters is obligated to purchase severally the Common Shares not taken up, on a pro rata basis or as they may otherwise agree as between themselves. The Underwriters are, however, obligated to take up and pay for all Common Shares if any Common Shares are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their respective directors, officers, shareholders, agents, employees and each person who controls any Underwriter against certain liabilities and expenses.

The Underwriters propose to offer the Common Shares initially at the public offering price specified on the cover page of this prospectus supplement. After the Underwriters have made a reasonable effort to sell all of the Common Shares offered by this prospectus supplement at the price specified herein, the offering price may be decreased and may be further changed from time to time to an amount not greater than that specified on the cover page of this prospectus supplement. In the event the offering price of the Common Shares is reduced, the compensation received by the Underwriters will be decreased by the amount by which the aggregate price paid by the purchasers for the Common Shares is less than the gross proceeds paid by the Underwriters to the Corporation for the Common Shares. Any such reduction will not affect the proceeds received by the Corporation.

Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part, and the right is reserved to close the subscription books at any time without notice.

The Corporation has agreed that, subject to certain exceptions, it shall not issue or agree to issue any Common Shares or other securities convertible into, or exchangeable for, Common Shares prior to 90 days after the Offering Closing Date without the prior consent of CIBC World Markets Inc. and RBC Dominion Securities Inc., on behalf of the Underwriters, which consent shall not be unreasonably withheld. This 90-day period may be extended under certain circumstances.

Pursuant to rules and policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares. The rules and policy statements allow certain exceptions to the foregoing prohibitions. The Underwriters may only avail themselves of such exceptions on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable regulatory authorities and the applicable stock exchange, including the Universal Market Integrity Rules for Canadian Marketplaces, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first mentioned exception, in connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The issued and outstanding Common Shares are listed on the TSX under the symbol “TA” and on the NYSE under the symbol “TAC”. The Corporation has applied to the TSX and the NYSE to list the Common Shares offered by this prospectus supplement. Listing of such Common Shares on the TSX and the NYSE will be subject to the Corporation fulfilling all of the listing requirements of the TSX and the NYSE, as applicable. There can be no assurance that such Common Shares will be accepted for listing on the TSX or the NYSE.

Loop Capital Markets LLC is not registered as a dealer in any Canadian jurisdiction and, accordingly, it will only sell Common Shares into the U.S. or in other jurisdictions outside of Canada and is not permitted and will not, directly or indirectly, solicit offers to purchase or sell any of the Common Shares in Canada.

Settlement

We expect that delivery of the Common Shares will be made to investors on or about June 9, 2026, which will be 3 business days following the date of this prospectus supplement (such settlement being referred to as “T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Common Shares prior to the business day immediately preceding the Offering Closing Date may be required, by virtue of the fact that the Common Shares will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Common Shares who wish to trade their Common Shares prior to the Offering Closing Date should consult their own advisors.

Conflicts of Interest

Affiliates of CIBC World Markets Inc. and RBC Dominion Securities Inc., each an Underwriter in this Offering, are Lenders under our Facilities (as defined herein) and will receive 5% or more of the net proceeds of this Offering due to the repayment of borrowings under the Facilities. Because CIBC World Markets Inc. and RBC Dominion Securities Inc. intend to conduct any offers and effect any sales in the Offering through their U.S. registered broker-dealer affiliates, each of CIBC World Markets Corp. and RBC Capital Markets, LLC, the respective U.S. registered broker-dealer affiliates of CIBC World Markets Inc. and RBC Dominion Securities Inc., is deemed to have a “conflict of interest” under Rule 5121 (“Rule 5121”) of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, this Offering is being made in compliance with the requirements of FINRA Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this Offering as a “bona fide public market,” as defined in Rule 5121, exists for our Common Shares. Neither CIBC World Markets Corp. nor RBC Capital Markets, LLC will confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the account holder.

Selling Restrictions

No action has been taken in any jurisdiction (except in the U.S. and Canada) that would permit a public offering of our Common Shares, or the possession, circulation or distribution of this prospectus supplement or any other material relating to us or our Common Shares in any jurisdiction where action for that purpose is required. Accordingly, the Common Shares may not be offered or sold, directly or indirectly, and neither this prospectus supplement nor any other offering material or advertisements in connection with our Common Shares may be distributed or published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction.

The Underwriters may arrange to sell the Common Shares offered hereby in certain jurisdictions outside the U.S. and Canada, either directly or through affiliates, where it is permitted to do so.

European Economic Area

In relation to each member state (“Member State”) of the European Economic Area which has implemented the Prospectus Directive (as defined herein) (each, a “Relevant Member State”) an offer to the public of our Common Shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our Common Shares may be made at any time under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representative for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of our Common Shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to our Common Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our Common Shares to be offered so as to enable an investor to decide to purchase our Common Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the United Kingdom, this prospectus supplement is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus supplement relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.

Dubai International Financial Centre

This prospectus supplement relates to an “Exempt Offer” in accordance with the “Offered Securities Rules” of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The Common Shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Common Shares offered should conduct their own due diligence on the Common Shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Hong Kong

The Common Shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the Common Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Common Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Common Shares may not be circulated or distributed, nor may the Common Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the Common Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the Common Shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the Common Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the Common Shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The Common Shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The Common Shares may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEA) in relation to our Common Shares constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEA). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEA, has not been made in relation to our Common Shares. Our Common Shares may only be transferred en bloc without subdivision to a single investor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to this Offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the Common Shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Common Shares without disclosure to investors under Chapter 6D of the Corporations Act.

The Common Shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this Offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring Common Shares must observe such Australian on-sale restrictions.

This prospectus supplement contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Switzerland

The Common Shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the Common Shares or this Offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this Offering, our company or the Common Shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of Common Shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of Common Shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of Common Shares.

Taiwan

The Common Shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate this offering and sale of the Common Shares in Taiwan.

United Arab Emirates

The Common Shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the DFSA.

RELATIONSHIP BETWEEN THE CORPORATION AND THE UNDERWRITERS

Each of the Underwriters, other than Loop Capital Markets LLC and Peters & Co. Limited, is, directly or indirectly, a subsidiary or affiliate of lenders (collectively, the “Lenders”) that have extended credit facilities (collectively, the “Facilities”) to us or our subsidiaries and to which we or our subsidiaries are currently indebted. As of June 3, 2026, we and our subsidiaries were indebted to the Lenders under the Facilities in the aggregate amount of approximately $200.8 million. As of the date hereof, we and our subsidiaries are in compliance with all material terms of the agreements governing the Facilities and none of the Lenders has waived any breach by us or our subsidiaries of those agreements since the Facilities were established. Our financial position has not changed substantially and adversely since the indebtedness under the Facilities was incurred.

As described in “Use of Proceeds”, the net proceeds from the Offering will be used to fund the cash portion of the purchase price of the Acquisition. Pending such use, the net proceeds from the Offering may temporarily be used to reduce indebtedness or invested in short term liquid investments. In the event that the net proceeds of the Offering exceed the cash portion of the purchase price of the Acquisition, the Corporation intends to use any such excess net proceeds for general corporate purposes. In addition, in the event that the Acquisition is not completed, the Corporation intends to use the net proceeds of the Offering to reduce indebtedness, fund capital expenditures (including potential future growth projects or acquisitions), and for other general corporate purposes. See “Use of Proceeds” and “Description of the Acquisition”. To the extent that the net proceeds from the Offering are used to reduce indebtedness under the Facilities, some or all of the Lenders will receive a portion of the net proceeds from the Offering. In addition, a consequence of their participation in the Offering, the Underwriters will be entitled to share in the underwriting commissions relating to the Offering.

Accordingly, we may be considered to be a “connected issuer” of the Underwriters, other than Loop Capital Markets LLC and Peters & Co. Limited, under applicable Canadian securities legislation.

Certain of the Underwriters and their respective affiliates have in the past performed, and may in the future perform, various financial advisory, investment banking and commercial lending service for us and our affiliates in the ordinary course of business, for which they have received and will receive customary fees and commissions.

In the ordinary course of their various business activities, the Underwriters and their respective affiliates, officers, directors, and employees may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including loans, commodities, currencies, credit default swaps, etc.) for their own account and for the accounts of their customers. Such investments and securities activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationship with us. Certain of the Underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such Underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Common Shares offered hereby. Any such short positions could adversely affect future trading prices of the Common Shares offered hereby. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such assets, securities and instruments.

The decision to distribute the Common Shares hereunder and the determination of the terms of the Offering were made through negotiations between the Corporation and the Underwriters. None of the Lenders have been or will be involved in the decision to offer the Common Shares and none have been or will be involved in the determination of the terms of any distribution of the Common Shares. The Offering has not been required, suggested or consented to by any Lender.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Corporation, and Osler, Hoskin & Harcourt LLP, counsel to the Underwriters, the following is, as of the date of this prospectus supplement, a fair summary of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) (the “Tax Act”) to a purchaser who acquires as beneficial owner Common Shares pursuant to this Offering and who, for the purposes of the Tax Act and at all relevant times, deals at arm’s length and is not affiliated with the Corporation, the Underwriters and / or each of their respective affiliates and acquires and holds the Common Shares as capital property (a “Holder”). Generally, the Common Shares will be considered to be capital property to a Holder provided that the Holder does not use or hold or is not deemed to use or hold the Common Shares in the course of carrying on a business of buying and selling securities and such Holder has not acquired them in or is not deemed to have acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act and the regulations thereto (the “Regulations”) in force as of the date hereof, and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA and publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action. This summary is not exhaustive of all possible Canadian federal income tax considerations, and does not take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars based on the applicable exchange rate as determined in accordance with the Tax Act.

This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. The tax consequences of acquiring, holding and disposing of Common Shares will vary according to the Holder’s particular circumstances. Holders should consult their own tax advisors regarding the tax considerations applicable to them having regard to their particular circumstances.

Residents of Canada

The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is or is deemed to be resident in Canada (a “Resident Holder”). A Resident Holder to whom the Common Shares might not constitute capital property may make, in certain circumstances, the irrevocable election permitted by subsection 39(4) of the Tax Act to have the Common Shares, and each other “Canadian security” (as defined in the Tax Act) held by such person, treated as capital property in the taxation year in which the election is made and in all subsequent taxation years. Resident Holders considering making such election should consult their own tax advisors.

This portion of the summary does not apply to a Resident Holder (i) that is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” or “restricted financial institution”, each as defined in the Tax Act; (iii) an interest in which would be a “tax shelter investment” as defined in the Tax Act; (iv) that reports its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency; (v) that has entered or will enter into, with respect to the Common Shares, a “derivative forward agreement” or a “synthetic disposition arrangement”, each as defined in the Tax Act; (vi) receives dividends on the Common Shares under or as part of a “dividend rental arrangement”, as defined in the Tax Act; (vii) that is exempt from tax under Part I of the Tax Act or (viii) that is otherwise of special status or in special circumstances. All such Holders should consult their own tax advisors with respect to an investment in Common Shares. Additional considerations not discussed herein may apply to a Holder that is a corporation resident in Canada that is or becomes (or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes), as part of a transaction or event or series of transactions or events that includes the acquisition of the Common Shares, controlled by a non-resident person or a group of non-resident persons that do not deal with each other at arm’s length for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act.

This summary does not address the deductibility of interest by a Resident Holder who borrows money to acquire the Common Shares. Such Resident Holders should also consult their own tax advisors with respect to an investment in Common Shares.

Taxation of Dividends

Dividends received or deemed to be received on a Common Share, if any, will be included in computing a Resident Holder’s income for purposes of the Tax Act. Dividends received by a Resident Holder who is an individual (other than certain trusts) will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by taxable Canadian corporations. To the extent that the Corporation designates the dividends as “eligible dividends” within the meaning of the Tax Act in the prescribed manner, such dividends will be eligible for the enhanced gross-up and dividend tax credit. The Corporation has, by notice on its website, indicated that all dividends paid by it after January 1, 2007 will be designated as eligible dividends unless otherwise notified. Dividends received by a Resident Holder that is an individual or a trust (other than certain trusts) may give rise to alternative minimum tax under the Tax Act, depending on the individual’s circumstances. Resident Holders should consult their own advisors with respect to the application of the minimum tax.

Dividends received or deemed to be received by a Resident Holder that is a corporation will be included in computing the corporation’s income and will generally be deductible in computing its taxable income, subject to all restrictions and special rules under the Tax Act. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as a gain from the disposition of capital property or proceeds of disposition. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances. A Resident Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act, may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Common Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income.

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation”, or that is a “substantive CCPC” at any time in the year, (each as defined in the Tax Act) may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act), including any dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income. Any such Resident Holder should consult with their own tax advisors in this regard.

Disposition of Common Shares

Upon a disposition or a deemed disposition of a Common Share (other than in a disposition to the Corporation that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market), a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such Common Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Share to the Resident Holder. The adjusted cost base to the Resident Holder of a Common Share acquired pursuant to this Offering will, at any particular time, be determined by averaging the cost of such share with the adjusted cost base of all Common Shares of the Corporation owned by the Resident Holder as capital property at that time, if any.

Under the provisions of the Tax Act, generally one half of any such capital gain (a “taxable capital gain”) realized by a Resident Holder will be required to be included in computing the Resident Holder’s income, and one half of any such capital loss (an “allowable capital loss”) realized by a Resident Holder must generally be deducted against taxable capital gains realized by the Resident Holder in the year of disposition. Allowable capital losses not deductible in the taxation year in which they are realized may ordinarily be deducted by the Resident Holder against net taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year, subject to the detailed rules contained in the Tax Act in this regard. Capital gains realized by a Resident Holder that is an individual or a trust (other than certain trusts) may give rise to alternative minimum tax under the Tax Act, depending on the Resident Holder’s circumstances.

A Resident Holder that is a corporation may have the amount of any capital loss realized on the disposition or deemed disposition of a Common Share by the Resident Holder reduced by the amount of dividends received or deemed to have been received by the Resident Holder on such Common Shares to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or beneficiary of a trust that owns Common Shares, or where a partnership or trust is itself a member of a partnership or a beneficiary of a trust that owns Common Shares. Such Resident Holders should consult their own tax advisors.

A Resident Holder that is throughout its taxation year a “Canadian-controlled private corporation”, or that is a “substantive CCPC” at any time in the year, as those terms are defined in the Tax Act, may be liable for an additional tax (refundable in certain circumstances) on its “aggregate investment income” which is defined in the Tax Act to include certain amounts in respect of taxable capital gains. Such Resident Holders should consult their own advisors.

Non-Resident Holders

The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is not resident or deemed to be resident in Canada and who does not use or hold (and is not deemed to use or hold) the Common Shares in connection with a business carried on in Canada (a “Non-Resident Holder”). This part of the summary is not applicable to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere or that is an “authorized foreign bank”, as defined in the Tax Act. Such Non-Resident Holders should consult their own tax advisors.

This part of the summary is not applicable to a Non-Resident Holder whose Common Shares are or are deemed to be “taxable Canadian property” for purposes of the Tax Act. Provided that the Common Shares are listed on a designated stock exchange as defined in the Tax Act (which includes the TSX and the NYSE) at a particular time, the Common Shares generally will not constitute taxable Canadian property to a Holder at that time unless, at any time during the 60 month period immediately preceding that time: (a) 25% or more of the issued shares of any class or series of the Corporation’s capital stock were owned by any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at arm’s length, and (iii) partnerships in which the Non-Resident Holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships; and (b) more than 50% of the fair market value of the Common Shares was derived, directly or indirectly, from one or any combination of (i) real or immoveable property situated in Canada, (ii) Canadian resource properties, (iii) timber resource properties, and (iv) options in respect of, an interest in or for civil law a right in or to any such property, all for purposes of the Tax Act. A Non-Resident Holder’s Common Shares can also be deemed to be taxable Canadian property in certain circumstances set out in the Tax Act.

Taxation of Dividends

Dividends paid or credited or deemed to be paid or credited by the Corporation to a Non-Resident Holder will generally be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, subject to any applicable reduction in the rate of such withholding to which the Non-Resident Holder is entitled under an applicable income tax treaty or convention. For example, under the Canada-United States Income Tax Convention (1980) (the “Treaty”) as amended, the withholding tax rate in respect of a dividend paid to a person who is the beneficial owner of the dividend and is resident in the United States for purposes of, and entitled to full benefits under, the Treaty, is generally reduced to 15% of the gross amount of the dividend. Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Disposition of Common Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Common Shares.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain U.S. federal income tax considerations of the acquisition, ownership and disposition of the Common Shares that are applicable to a U.S. Holder, as defined below, that acquires Common Shares pursuant to this prospectus supplement. This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth below deals only with U.S. Holders that will hold Common Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment) and that do not own, and are not treated as owning, 10% or more of the total combined voting power or value of all classes of the Corporation’s stock entitled to vote. In addition, this discussion of U.S. federal income tax consequences does not address the tax treatment of special classes of U.S. Holders, such as: banks and other financial institutions; regulated investment companies; real estate investment trusts; tax-exempt entities; governmental organizations; tax-qualified retirement plans; insurance companies; persons holding the Common Shares as part of a hedging, integrated or conversion transaction, constructive sale or “straddle”; persons who acquire Common Shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services; U.S. expatriates and certain former citizens or long-term residents of the United States; persons that are resident in or have a permanent establishment outside of the United States; persons subject to the alternative minimum tax; persons that generally mark their securities to market for U.S. federal income tax purposes; brokers, dealers or traders in securities or currencies; holders whose functional currency is not the U.S. dollar; S corporations; partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein); and persons subject to special tax accounting rules as a result of any item of gross income with respect to the Common Shares being taken into account in an applicable financial statement.

This discussion does not address estate and gift tax, any U.S. federal tax other than income tax, or tax consequences under any state, local or non-U.S. laws.

For purposes of this section, a “U.S. Holder” is a beneficial owner of Common Shares that is: (1) an individual citizen of the United States or a resident alien of the United States as determined for U.S. federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws, of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership or other pass-through entity is a beneficial owner of Common Shares, the tax treatment of a partner or other owner will generally depend upon the status of the partner (or other owner) and the activities of the entity. A U.S. Holder that is a partner or other owner of a pass-through entity that acquires Common Shares is urged to consult its own tax advisor regarding the tax consequences of acquiring, owning and disposing of Common Shares.

The following discussion is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations, U.S. judicial decisions and administrative pronouncements, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. The Corporation has not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described herein.

As discussed below, the Corporation believes that it is not currently a PFIC, and this discussion assumes that the Corporation is not a passive foreign investment company (“PFIC”), as discussed below under “Passive Foreign Investment Company Considerations.”

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Prospective purchasers are urged to consult their own tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable non-U.S., tax laws of the acquisition, ownership and disposition of Common Shares.

Distributions

Subject to the PFIC rules discussed under “Passive Foreign Investment Company Considerations” below, the gross amount of any distribution made by the Corporation (without reduction for any Canadian income tax withheld from such distribution) will generally be subject to U.S. federal income tax as dividend income to the extent paid out of the Corporation’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount will be includable in gross income by a U.S. Holder as ordinary income on the date that the U.S. Holder actually or constructively receives the distribution in accordance with its regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by the Corporation in property other than cash will be the fair market value of such property on the date of the distribution. Dividends paid by the Corporation will not be eligible for the dividends received deduction generally allowed to corporations under the Code.

Subject to applicable exceptions with respect to short-term and hedged positions, certain dividends received by non-corporate U.S. Holders from a “qualified foreign corporation” may be eligible for reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The U.S. Treasury Department has determined that the income tax treaty between the United States and Canada meets these requirements, and the Corporation believes that it is eligible for the benefits of this treaty. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on ordinary shares that are readily tradable on an established securities market in the United States. U.S. Treasury guidance indicates that the Common Shares will be readily tradable on an established securities market in the United States; however, there can be no assurance that Common Shares will be considered readily tradable on an established securities market in the United States in future years. Dividends received by U.S. investors from a foreign corporation that was a PFIC in either the taxable year of the distribution or the preceding taxable year will not constitute dividends eligible for the reduced rates of taxation described above. Instead, such dividends would be subject to tax at ordinary income rates.

To the extent that a distribution exceeds the amount of the Corporation’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in the U.S. Holder’s adjusted tax basis in Common Shares held by such U.S. Holder (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of Common Shares), with any amount that exceeds the adjusted tax basis being treated as a capital gain recognized on a sale, exchange or other taxable disposition (as discussed below). However, the Corporation does not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and a U.S. Holder should therefore assume that any distribution by the Corporation with respect to the Common Shares will be treated as dividends for U.S. federal income tax purposes.

In general, any Canadian withholding tax imposed on dividend payments in respect of Common Shares will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability

(or, at a U.S. Holder’s election, may, in certain circumstances, be deducted in computing taxable income). Dividends paid on Common Shares will be treated as foreign-source income, and generally will be treated as “passive category income” for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale, Exchange or Other Taxable Disposition of Common Shares

A U.S. Holder generally will recognize gain or loss upon the sale, exchange or other taxable disposition of Common Shares in an amount equal to the difference between (i) the amount realized upon the sale, exchange or other taxable disposition and (ii) such U.S. Holder’s adjusted tax basis in Common Shares. If any non-U.S. tax is imposed on the sale, exchange or other disposition of the Common Shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the disposition before deduction of the tax. Generally, subject to the application of the PFIC rules discussed under “Passive Foreign Investment Company Considerations” below, such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, the U.S. Holder has held the Common Shares for more than one year. For individual U.S. Holders, long-term capital gains are subject to taxation at favourable rates. The deductibility of capital losses is subject to limitations under the Code. Gain or loss, if any, that are realized upon a sale, exchange or other taxable disposition of Common Shares will be treated as having a United States source for U.S. foreign tax credit limitation purposes. Consequently, a U.S. Holder may not be able to use any foreign tax credits arising from any Canadian tax imposed on the sale, exchange or other taxable disposition of Common Shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources or unless an applicable treaty provides otherwise.

Passive Foreign Investment Company Considerations

Special, generally unfavourable, U.S. federal income tax rules apply to U.S. persons owning stock of a PFIC. A foreign corporation will be considered a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look through” rules, either (1) at least 75 percent of its gross income is “passive” income (the “income test”) or (2) at least 50 percent of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). “Passive income” for this purpose generally includes, among other things, dividends, interest, royalties, rents (other than rents generated in the active conduct of a trade or business), and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. For purposes of determining whether a foreign corporation will be considered a PFIC, such foreign corporation will be treated as holding its proportionate share of the assets and receiving directly its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25 percent (by value) of the stock. PFIC status is fundamentally factual in nature. It generally cannot be determined until the close of the taxable year in question and is determined annually.

The Corporation believes that it currently is not a PFIC for U.S. federal income tax purposes. However, the determination of PFIC status for any year is fact specific, being based on the types of income the Corporation earns and the types and value of the Corporation’s assets from time to time, all of which are subject to change, as well as, in part, the application of complex U.S. federal income tax rules, which are subject to differing interpretations. As a result, there can be no assurance in this regard, and the IRS may challenge the Corporation’s classification. Accordingly, it is possible that the Corporation may be classified as a PFIC in the current taxable year or in future years. If the Corporation is classified as a PFIC in any year during which a U.S. Holder holds Common Shares, the Corporation generally will continue to be treated as a PFIC as to such U.S. Holder in all succeeding years, regardless of whether the Corporation continues to meet the income or asset test discussed above.

If the Corporation were classified as a PFIC for any taxable year during which a U.S. Holder holds Common Shares, in addition to certain filing requirements described below in “Information Reporting and Backup Withholding”, such U.S. Holder would be subject to increased tax liability (generally including an interest charge) upon the sale, exchange or other disposition of Common Shares or upon the receipt of certain distributions treated as “excess distributions,” regardless of whether such income was actually distributed. An excess distribution generally would be the portion of any distributions to a U.S. Holder with respect to Common Shares during a single taxable year that are in total greater than 125% of the average annual distributions received by such U.S. Holder with respect to Common Shares during the three preceding taxable years or, if shorter, during such U.S. Holder’s holding period for such Common Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the sale or other disposition of the Common Shares ratably over its holding period for Common Shares. Such amounts would be taxed as ordinary income at the highest applicable rate in effect for each taxable year of the holding period, and amounts allocated to prior taxable years would be subject to an interest charge at a rate applicable to underpayments of tax.

If the Corporation were classified as a PFIC, certain elections could be available to mitigate the consequences described above. If the Common Shares are regularly traded on a registered national securities exchange or certain other exchanges or markets, then such Common Shares will constitute “marketable stock” for purposes of the PFIC rules. The Corporation expects that the Common Shares will constitute “marketable stock” for purposes of the PFIC rules. U.S. Holders that make a “mark-to-market election” with respect to such marketable stock would not be subject to the foregoing PFIC rules. After making such an election, a U.S. Holder generally would include as ordinary income each year during which the election is in effect and during which the Corporation is a PFIC the excess, if any, of the fair market value of Common Shares at the end of the taxable year over the U.S. Holder’s adjusted tax basis in such Common Shares. These amounts of ordinary income would not be eligible for the favourable tax rates applicable to qualified dividend income or long-term capital gains. A U.S. Holder with a mark-to-market election in effect also would be allowed to take an ordinary loss in respect of the excess, if any, of its adjusted tax basis in Common Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income that was previously included as a result of the mark-to-market election). A U.S. Holder’s tax basis in Common Shares would be adjusted to reflect any income or loss amounts resulting from a mark-to-market election. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the Common Shares ceased to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consented to the revocation of the election. Such election will not apply, however, to any subsidiaries of the Corporation that are PFICs, and, as a result, an electing U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any such subsidiaries. In the event that the Corporation is classified as a PFIC, U.S. Holders are urged to consult their own tax advisor regarding the availability of the mark-to-market election, and whether the election would be advisable in their particular circumstances.

The PFIC tax rules outlined above also would not apply to a U.S. Holder that elected to treat the Corporation as a “qualified electing fund” or “QEF”. An election to treat the Corporation as a QEF will not be available, however, if the Corporation does not provide the information necessary to make such an election. The Corporation does not expect to provide the information necessary to make a QEF election, and thus, the QEF election will not be available with respect to Common Shares.

As discussed above in “Distributions,” notwithstanding any election made with respect to the Common Shares, if the Corporation is a PFIC in either the taxable year of the distribution or the preceding taxable year, dividends received with respect to Common Shares will not qualify for reduced rates of taxation.

Receipt of Foreign Currency

The gross amount of any payment in a currency other than U.S. dollars will be included by each U.S. Holder in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such U.S. Holder actually or constructively receives the payment in accordance with its regular method of accounting for U.S. federal income tax purposes regardless of whether the payment is in fact converted into U.S. dollars at that time. If the foreign currency is converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of foreign currency. If, instead, the foreign currency is converted at a later date, any currency gains or losses resulting from the conversion of the foreign currency will be treated as U.S. source ordinary income or loss for U.S. foreign tax credit purposes.

U.S. Holders are urged to consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Additional Tax on Passive Income

U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s “net investment income” generally includes, among other things, dividends and net gains from disposition of property (other than property held in the ordinary course of the conduct of a trade or business). Accordingly, dividends on and capital gain from the sale, exchange or other taxable disposition of the Common Shares may be subject to this additional tax. U.S. Holders are urged to consult their own tax advisors regarding the additional tax on passive income.

Information Reporting and Backup Withholding

In general, dividends paid to a U.S. Holder in respect of Common Shares and the proceeds received by a U.S. Holder from the sale, exchange or other disposition of Common Shares within the United States or through certain U.S.-related financial intermediaries will be subject to U.S. information reporting rules, unless a U.S. Holder is a corporation or other exempt recipient and properly establishes such exemption. Backup withholding may apply to such payments if a U.S. Holder does not establish an exemption from backup withholding and fails to provide a correct taxpayer identification number and make any other required certifications.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

In addition, U.S. Holders should be aware of reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds US$50,000, (or higher amount in certain cases) on the last day of the taxable year or US$75,000 (or higher amount in certain cases) at any time during the taxable year. Applicable U.S. Holders must attach a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their return for each year in which they hold Common Shares. U.S. Holders should also be aware that if the Corporation were a PFIC, they would generally be required to file IRS Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, during any taxable year in which such U.S. Holder recognizes gain or receives an excess distribution or with respect to which the U.S. Holder has made certain elections. U.S. Holders are urged to consult their own tax advisors regarding the application of the information reporting rules to the Common Shares and their particular situations.

Prospective purchasers are urged to consult their own tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable non-U.S., tax laws of the acquisition, ownership and disposition of Common Shares.

ELIGIBILITY FOR INVESTMENT

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Corporation, and Osler, Hoskin & Harcourt LLP, counsel to the Underwriters, subject to the provisions of any particular plan, the Common Shares offered hereby if issued on the date hereof, would be, as of the date hereof, qualified investments under the Tax Act and the Regulations for a trust governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a registered education savings plan (“RESP”), a registered disability savings plan (“RDSP”), a deferred profit sharing plan, a tax free savings account (“TFSA”), or a first home savings account (“FHSA”), each as defined in the Tax Act.

Notwithstanding that the Common Shares may be qualified investments for a trust governed by an RRSP, RRIF, RESP, RDSP, TFSA or a FHSA, the annuitant of an RRSP or RRIF, the subscriber of an RESP or the holder of a TFSA, a FHSA or an RDSP, as the case may be, may be subject to a penalty tax if such Common Shares are “prohibited investments” for the RRSP, RRIF, RESP, RDSP, TFSA, or FHSA within the meaning of the Tax Act. The Common Shares will generally not be a “prohibited investment” provided that the annuitant of the RRSP or RRIF, the subscriber of the RESP or the holder of the TFSA, FHSA, or RDSP, as the case may be, deals at arm’s length with the Corporation for purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act for the purposes of the prohibited investment rules) in the Corporation.

Prospective investors who intend to hold Common Shares in their FHSA, TFSA, RRSP, RESP, RDSP or RRIF are urged to consult their own tax advisors regarding their particular circumstances.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Blake, Cassels & Graydon LLP and by Paul, Weiss, Rifkind, Wharton & Garrison LLP. The statements under “Certain Canadian Federal Income Tax Considerations” are set forth herein in reliance upon the opinion of Blake, Cassels & Graydon LLP and the opinion of Osler, Hoskin & Harcourt LLP. In addition, certain legal matters relating to Canadian law in connection with the Offering will be passed upon for the Underwriters by Osler, Hoskin & Harcourt LLP and certain legal matters relating to U.S. law in connection with the Offering will be passed upon for the Underwriters by Latham & Watkins LLP.

EXPERTS

The annual consolidated financial statements of the Corporation incorporated by reference in the shelf prospectus and the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2025 have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated in the shelf prospectus by reference. Such consolidated financial statements are incorporated in the shelf prospectus by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

INTERESTS OF EXPERTS

As at the date of this prospectus supplement, the partners and associates of Blake, Cassels & Graydon LLP, as a group, and the partners and associates of Osler, Hoskin & Harcourt LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of securities of the Corporation.

Ernst & Young LLP is the Corporation’s independent registered public accounting firm and is independent in the context of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta and the rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board (United States).

AUDITORS, TRANSFER AGENT AND REGISTRAR

The Corporation’s auditors are Ernst & Young LLP, Chartered Professional Accountants, Calgary, Alberta.

The transfer agent and registrar for the Common Shares in Canada is Odyssey Trust Company at its principal offices in Vancouver, British Columbia, Calgary, Alberta, and Toronto, Ontario. The transfer agent and registrar for the Common Shares in the U.S. is Odyssey Transfer and Trust Company at its principal office in Woodbury, Minnesota.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus supplement forms a part: the documents referred to under “Documents Incorporated by Reference”; consent of Ernst & Young LLP; consent of Blake, Cassels & Graydon LLP; consent of Osler, Hoskin & Harcourt LLP; and powers of attorney from directors and officers of the Corporation.

APPENDIX “A”

[Investor Presentation]

A-1

Colorado Gas Portfolio Acquisition

transalta™

Mountain Peak Power, Colorado

June 3, 2026

Colorado Gas Portfolio Acquisition June 3, 2026 Mountain Peak Power, Colorado 2

Advisories A base shelf prospectus of TransAlta Corporation (the "Company" or "TransAlta") dated December 9, 2025 containing important information relating to the securities described in this presentation has been filed with the securities regulatory authorities in each of the provinces of Canada. A preliminary shelf prospectus supplement has been filed with the securities regulatory authorities in each of the provinces of Canada. Copies of the base shelf prospectus, any applicable shelf prospectus supplement and any amendment to such documents may be accessed through SEDAR+ at www.sedarplus.ca. This presentation does not provide full disclosure of all material facts relating to the securities offered. Investors should read the base shelf prospectus, any applicable shelf prospectus supplement and any amendment to such documents for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.The Company has filed a registration statement (including a prospectus), and a preliminary prospectus supplement, with the Securities and Exchange Commission (the "SEC") for the offering to which this presentation relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain copies of these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the applicable offering documents if you request them in Canada from: CIBC Capital Markets, 161 Bay Street, 5th Floor, Toronto, on M5J 2S8 or by telephone at 1-416-956-6378 or by email at mailbox.canadianprospectus@cibc.com or from RBC Dominion Securities Inc., Attention: Distribution Centre, 180 Wellington Street West, 8th Floor, Toronto, on M5J 0C2 or by email at distribution.rbcds@rbccm.com or from Morgan Stanley Canada Limited, 181 Bay Street, 37th Floor, Toronto, Ontario, M5J 2T3 or by telephone at 416-943-8400 or by email at ecm_canada@morganstanley.com or in the United States from: CIBC Capital Markets, 161 Bay Street, 5th Floor, Toronto, on M5J 2S8 by telephone at 1-416-956-6378 or by email at mailbox.usprospectus@cibc.com or from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, Attention: Equity Syndicate, phone: 877-822-4089, email: equityprospectus@rbccm.com or Morgan Stanley, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014 or by email at prospectus@morganstanley.com.The Company is not making any offer or invitation of any kind by communication of this document to the recipient and under no circumstances is it to be construed as a prospectus or an advertisement.All amounts referenced in this presentation are in Canadian currency unless otherwise specified.Forward-Looking Statements and Future-Oriented Financial InformationThis presentation includes "forward-looking information," within the meaning of applicable Canadian securities laws, and "forward-looking statements," within the meaning of applicable United States securities laws, including the Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements"). Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as "may", "will", "believe", "expect", "estimate", "anticipate", "intend", "plan", "forecast", “potential”, “future”, “outlook”, “strategy”, "continue" or other similar words or expressions suggesting future events or future performance. In particular, this presentation contains forward-looking statements pertaining to, without limitation, the following: the acquisition described in this presentation (the "Acquisition"), including the expected closing date; the anticipated effects and benefits of the Acquisition, including the anticipated synergies and effects on TransAlta’s financial and operational outlook, including expectations regarding Adjusted EBITDA, Free Cash Flow, Free Cash Flow per share, Free Cash Flow Yield and Adjusted EBITDA Percentage Increase; the equity financing described in this presentation (the "Offering"); expectations regarding the performance of the acquired assets, including expected capacity, commercial in-service dates, contract terms, availability incentive payments and operational synergies; expectations regarding construction and supply chain risks; expectations about current and future industry activities, development opportunities and market conditions; TransAlta’s corporate strategy, development projects, acquisitions and the development and expected timing of growth opportunities; expectations regarding TransAlta’s credit metrics and business risk profile.The forward-looking statements contained in this presentation are based on certain assumptions that TransAlta has made in respect thereof as at the date of this presentation regarding, among other things: the satisfaction of the conditions to closing of the Acquisition and the Offering in a timely manner, including receipt of all necessary approvals; that both the Acquisition and the Offering will be completed on terms consistent with management’s current expectations; that Canyon Peak Power achieves commercial in-service in the expected timeframe; no significant changes to applicable laws and regulations; no material adverse impacts to investment and credit markets; no significant changes to power price and hedging assumptions; no significant changes to gas commodity price assumptions and transport costs; no significant changes to interest or foreign exchange rates; no significant changes to the demand for, and growth of, electricity generation; no significant changes to the integrity and reliability of the assets; no significant changes to our debt and credit ratings; no unforeseen changes to economic and market conditions; no significant events occurring outside the ordinary course of business; no significant changes to our ability to develop, access or implement, on a timely basis and on reasonable terms, the technology necessary to efficiently and effectively operate the assets and achieve expected future results; no significant supply chain disruptions or shortages of raw materials or skilled labour; and no material changes to international trade laws, regulations, agreements, treaties, taxes, tariffs, duties or policies of Canada, the U.S. or other countries.Although TransAlta believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to: the ability of TransAlta to receive all necessary regulatory approvals and satisfy all other necessary conditions to closing of the Acquisition on a timely basis or at all; the failure to realize the anticipated benefits and synergies of the Acquisition following completion thereof; an inability to complete the Offering in accordance with management’s current expectations or at all; fluctuations in power prices; changes in supply and demand for electricity; our ability to develop, access or implement, on a timely basis and on reasonable terms, the technology necessary to efficiently and effectively operate the assets and achieve expected future results; changes to legislative, regulatory and political environments; operational risks involving the assets, including unplanned outages and equipment failure; disruptions in the transmission and distribution of electricity; grid reliability; the risk that the credit ratings assigned to us or our securities may be downgraded or placed under review; adverse impacts on our information technology systems and our internal control systems, including increased cybersecurity threats; reduced labour availability and other labour relations matters; disruptions to our supply chains; weather conditions and their impact on electricity generation and demand; climate change-related risks, including the increased frequency and severity of extreme weather events; general economic risks, including deterioration of equity markets, increasing interest rates, changes to foreign exchange rates or rising inflation; general domestic and international economic and political developments, including potential trade tariffs; industry risk and competition, including from emerging technologies affecting the demand, generation, distribution or storage of electricity; counterparty credit risks; inadequacy or unavailability of insurance coverage; increases in our income taxes and any risk of reassessments; legal, regulatory and contractual disputes and proceedings involving us; reputational and stakeholder-related risks; and reliance on key personnel. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in providing forward-looking information may be found in our MD&A for the three months ended March 31, 2026 and our MD&A for the year ended December 31, 2025 (collectively, MD&A) and elsewhere in TransAlta’s filings with the Canadian and U.S. securities regulators. This list of risk factors should not be construed as exhaustive.This presentation also contains future-oriented financial information and financial outlook (collectively, "FOFI") about TransAlta’s prospective results of operations following completion of the Acquisition, including expected Adjusted EBITDA, Free Cash Flow, Free Cash Flow per share, Free Cash Flow Yield and Adjusted EBITDA Percentage Increase, which are subject to the same assumptions, risk factors, limitations and qualifications as set forth in the above paragraphs. The FOFI contained in this presentation was approved by management as of the date of this presentation and was provided for the purpose of providing further information about TransAlta’s anticipated future business operations following completion of the Acquisition. Readers are cautioned that the FOFI contained in this presentation should not be used for purposes other than for which it is disclosed herein.All forward-looking statements and FOFI contained in this presentation are expressly qualified by this cautionary statement. TransAlta does not undertake any obligation to publicly update or revise any forward-looking statements or FOFI contained herein, except as required by applicable laws.Non-IFRS MeasuresThis presentation contains references to the following Non-IFRS measures and ratios: Adjusted EBITDA, Free Cash Flow, Free Cash Flow per share, Free Cash Flow Yield, Adjusted EBITDA Percentage Increase and Build Multiple. Non-IFRS measures do not have standardized meanings under IFRS and are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, as an alternative to, or more meaningful than, our IFRS results. Build Multiple is calculated using capital expenditures and Adjusted EBITDA. Free Cash Flow Yield is calculated by dividing the expected Free Cash Flow from the assets acquired pursuant to the Acquisition by the equity portion of the Acquisition. Adjusted EBITDA Percentage Increase is calculated by dividing the total expected Adjusted EBITDA from the Acquisition by the mid-point of TransAlta’s 2026 Outlook Adjusted EBITDA range. We believe Build Multiple, Free Cash Flow Yield and Adjusted EBITDA Percentage Increase provide investors with useful measures to evaluate capital projects. Readers are cautioned that our methods for calculating Build Multiple, Free Cash Flow Yield and Adjusted EBITDA Percentage Increase may differ from methods used by other entities. Therefore, they may not be comparable to similar measures presented by other entities. The most directly comparable IFRS measures to Adjusted EBITDA and Free Cash Flow are earnings before income taxes and cash flow from operating activities, respectively. Refer to the "Non-IFRS and Supplementary Measures" sections of our MD&A for more information about these measures including, where applicable, reconciliations to measures calculated in accordance with IFRS, which sections are incorporated by reference herein. The MD&A can be found on SEDAR+ (www.sedarplus.ca) under TransAlta’s profile.

Transaction At a Glance Acquisition Two new natural gas-fired peaking facilities, 162 MW Mountain Peak Power and 156 MW Canyon Peak Power, 100% contracted to investment grade counterparties for 25+ years in Colorado Transaction Value US$1.0 billion, consisting of the assumption of US$750 million of senior secured asset level debt and US$250 million to be raised via a concurrent bought deal equity financing for $350 million, with a 15% over-allotment option Acquisition Two new natural gas-fired peaking facilities, 162 MW Mountain Peak Power and 156 MW Canyon Peak Power, 100% contracted to investment grade counterparties for 25+ years in Colorado Return to Shareholders Expected to deliver immediate low to mid single digit accretion to TransAlta's Free Cash Flow per Share Closing Acquisition expected to close in early fourth quarter 2026 3

Acquisition Highlights 27-year weighted average off-take agreement tenure increases TransAlta’s contractedness and contract duration profile; full passthrough of all fuel, O&M and capital costs Establishes physical position in Colorado, a state with attractive growth prospects within TransAlta’s core geography of the Western U.S. Continues TransAlta's successful track record of accretive, on-strategy acquisitions that leverage its competitive advantages Adds scale with expected addition of approximately US$80 million ($110 million)1 per year of low risk, high-quality Adjusted EBITDA with availability incentive payments upside Expected to be immediately accretive to free cash flow per share in the first full-year of ownership; expected to unlock operational, insurance and tax synergies Cash flows targeted to be redeployed into attractive growth opportunities such as Centralia and Alberta data centres Strengthens business risk profile with a pathway to improving credit metrics in the near-term 4 Refer to "Slide Notes" for corresponding notations.

Asset Overview Mountain Peak Power Canyon Peak Power Capacity 162 MW 156 MW COD September 2025 Expected Q3 2026 Technology Six GE LM2500XPRESS Gas Turbines Six GE LM2500XPRESS Gas Turbines Contract Term 30 Years 25 Years Customer United Power, Inc. CORE Electric Cooperative Customer Credit Rating A AAContract Capacity 100% 100% Payment Fixed Capacity Fixed Capacity Fuel, O&M, Capital Costs Full Pass Through Full Pass Through Project Financing US$365 million at 6.2% US$385 million at 6.2% Mountain Peak Power Canyon Peak Power TransAlta U.S. Office Reliable and proven technology complemented by TransAlta’s decades of operating experience 5 Refer to "Slide Notes" for corresponding notations.

Continued Track Record of Strategic Acquisitions Criteria TransAlta M&A 2023 to Current Colorado Gas Portfolio Far North Heartland TransAlta Renewables Strategic Rationale Continued growth in core geography with long-term, contracted assets Assets attractively positioned for recontracting and growth with land optionality Contrarian view ahead of recalibration on thermal generation value Simplified corporate structure and increased contractedness Achieve risk adjusted hurdle rates Attractive financial metrics on a risk adjusted basis $306 per kW1 $270 per kW 5.4x multiple2 Cash retention, capital efficiency and corporate synergies Accretive on a free cash flow per share basis Expected to be Immediately accretive Immediately accretive Immediately accretive Immediately accretive Majority contracted or path to contractedness 100% contracted 68% contracted1 60% contracted2 85% contracted3 Leverage competitive advantages Operational excellence Energy Marketing and Trading capabilities Portfolio Management and Optimization Enhance financial flexibility Technology in-strategy Gas Gas Gas Gas, Wind, Hydro, Solar, Battery Primarily focused in core operating/growth geographies Western U.S. Ontario Alberta Canada, U.S. and Australia 6 Refer to "Slide Notes" for corresponding notations.

Attractive Deal Metrics Expected Annual Free Cash Flow1 Expected Annual Adjusted EBITDA1 Expected Free Cash Flow Yield1 $45 Million $110 Million 13% TransAlta Portfolio Strengthened Weighted Average Contract Life2 Contracted MW3 Adjusted EBITDA Percentage Increase4 10 Years 11 Years 50% 52% +10% Below the cost of new build gas-fired peakers with no anticipated construction or supply chain risks Returns enhanced with use of U.S. tax pools, expected insurance synergies and bringing asset management and operations in-house High operational performance unlocks upside through availability incentive payments Full passthrough of all fuel, O&M and capital costs Expected to increase enterprise value and scale on an accretive basis 7 Refer to "Slide Notes" for corresponding notations.

Our Value Proposition Safe and reliable operator Diversified portfolio High potential legacy energy campuses Positioned for growth Financial strength and flexibility Centralia, Washington 9

Slide Notes Slide 4 Converted to Canadian dollars at a rate of 1.38. Slide 6 (1) (1) Refer to the TransAlta news release in respect to the Far North acquisition dated November 17, 2025, for the corresponding calculation. (2) Refer to the TransAlta news release in respect to the Heartland Generation acquisition dated November 14, 2024, for the corresponding calculation. (3) Facilities that were contracted to TransAlta Corporation were removed from the percent of contractedness. Slide 7 (1) Adjusted EBITDA and Free Cash Flow were converted to Canadian dollars at a rate of 1.38. Free Cash Flow yield is the expected free cash flow from the two assets divided by the equity portion of the transaction. (2) Weighted average contract life as of the three months ended March 31, 2026, was 10 years. (3) Contracted MWs is shown as a percent of total gross installed capacity. (4) Adjusted EBITDA was converted to Canadian dollars at a rate of 1.38. Adjusted EBITDA percentage increase is calculated as total expected adjusted EBITDA from the transaction divided by the midpoint of TransAlta’s 2026 Outlook adjusted EBITDA range. 9

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	December 9, 2025

TRANSALTA CORPORATION

Common Shares

First Preferred Shares

Warrants

Subscription Receipts

Debt Securities

Units

We may from time to time, during the 37-month period that this short form base shelf prospectus, including any amendments hereto (the “Prospectus”) remains valid, offer and issue: (i) common shares (“Common Shares”); (ii) first preferred shares (“First Preferred Shares”); (iii) warrants to purchase Common Shares, First Preferred Shares or other securities (“Warrants”); (iv) subscription receipts that entitle the holder thereof to receive, upon satisfaction of certain release conditions, and for no additional consideration, securities (“Subscription Receipts”); (v) debt securities, which may consist of debentures, notes or other types of debt and may be issuable in one or more series (“debt securities”); (vi) units (“units”) comprised of one or more of such securities (the Common Shares, First Preferred Shares, Warrants, Subscription Receipts, debt securities and units are collectively referred to herein as the “Securities”); or (vii) any combination of Securities. Eagle Hydro II LP (“Eagle Hydro II”) or certain other affiliates of Brookfield Asset Management Inc. (“Brookfield” and collectively, the “Selling Shareholder”) may also offer and sell Common Shares from time to time pursuant to this Prospectus. See “Selling Shareholder”.

The Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions and other factors. The specific terms of any offering of Securities will be set forth in one or more prospectus supplements (each, a “Prospectus Supplement”). We reserve the right to include in a Prospectus Supplement specific terms pertaining to the Securities being offered that are not within the options and parameters set forth in this Prospectus, provided that such Securities will not be specified derivatives or asset-backed securities. You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest in any Securities.

All information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that, together with this Prospectus, will be delivered to purchasers of the applicable Securities, except where an exemption from such delivery requirements is available. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the applicable Prospectus Supplement and only for the purposes of the distribution of the Securities to which the applicable Prospectus Supplement pertains.

Our outstanding Common Shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “TA” and on the New York Stock Exchange (“NYSE”) under the symbol “TAC”. On December 8, 2025, the last completed trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX and the NYSE was $19.56 and US$14.12, respectively. Our outstanding First Preferred Shares, other than our redeemable first preferred shares, Series I, are listed on the TSX. Our cumulative redeemable rate reset first preferred shares, Series A (“Series A Shares”), our cumulative redeemable floating rate first preferred shares, Series B (“Series B Shares”), our cumulative redeemable rate reset first preferred shares, Series C (“Series C

Shares”), our cumulative redeemable floating rate first preferred shares, Series D (“Series D Shares”), our cumulative redeemable rate reset first preferred shares, Series E (“Series E Shares”) and our cumulative redeemable rate reset first preferred shares, Series G (“Series G Shares”) are listed and traded on the TSX under the symbols “TA.PR.D”, “TA.PR.E”, “TA.PR.F”, “TA.PR.G”, “TA.PR.H” and “TA.PR.J”, respectively. On December 8, 2025, the last completed trading day prior to the date of this Prospectus, the closing prices of the Series A Shares, the Series B Shares, the Series C Shares, the Series D Shares, the Series E Shares and the Series G Shares on the TSX were $19.81, $19.93, $24.74, $24.24, $25.56 and $25.84, respectively. Unless otherwise specified in the applicable Prospectus Supplement, the First Preferred Shares, Warrants, Subscription Receipts, debt securities and units will not be listed on any securities or stock exchange. There is currently no market through which additional series of First Preferred Shares, Warrants, Subscription Receipts, debt securities or units may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. See “Plan of Distribution” and “Risk Factors”.

We may offer and sell the Securities and the Selling Shareholder may offer and sell Common Shares to or through underwriters or dealers purchasing as principals, directly to one or more purchasers or through agents. See “Plan of Distribution”. This Prospectus may qualify an “at-the-market distribution” as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”). The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged by TransAlta in connection with the offering and sale of the Securities, or by the Selling Shareholder in connection with the offering and sale of Common Shares, as applicable, and will set forth the terms of the offering of such Securities, including the method of distribution, the proceeds to us and/or the Selling Shareholder and any fees, discounts or any other compensation payable to the underwriters, dealers or agents and any other material terms of the plan of distribution.

No underwriter, dealer or agent has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

The Securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers at the time of sale, including sales in transactions that are “at-the-market distributions”, including sales made directly on the TSX, the NYSE or other existing trading markets for the Securities, and as set out in the applicable Prospectus Supplement. The prices at which Securities may be offered may vary between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters’, dealers’ or agents’ compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to us and/or the Selling Shareholder, as applicable. See “Plan of Distribution”.

In connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. See “Plan of Distribution”.

Investing in the Securities involves risks. Prospective investors should carefully consider these risks before purchasing Securities. See “Risk Factors”.

We are permitted, under a multijurisdictional disclosure system adopted by the United States (“U.S.”), to prepare this prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the U.S. In addition, we prepare our financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. As a result, our financial statements may not be comparable to financial statements of U.S. companies.

Prospective investors should be aware that the purchase of Securities may have tax consequences both in Canada and in the U.S. This Prospectus and any applicable Prospectus Supplement may not describe these tax consequences fully. Prospective investors should carefully review the tax disclosure, if any, in the applicable Prospectus Supplement and in any event consult with a tax adviser.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, that some or all of our officers and directors may be residents of Canada, that some or all of the experts named in this Prospectus may be residents of Canada and that all or a substantial portion of our assets and the assets of such persons are located outside the U.S. See “Enforceability of Civil Liabilities”.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

As of December 8, 2025, TransAlta has qualifying public equity (as defined in NI 44-102) of $5,923,709,715 and therefore qualifies as a “well-known seasoned issuer” under NI 44-102.

Alan J. Fohrer, Laura W. Folse and Thomas M. O’Flynn are directors of the Corporation who reside outside of Canada and each of these directors has appointed TransAlta as agent for service of process at Suite 1400, 1100 – 1st Street SE, Calgary, Alberta T2G 1B1. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

The head and registered office of TransAlta is located at Suite 1400, 1100 – 1st Street SE, Calgary, Alberta T2G 1B1.

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ABOUT THIS PROSPECTUS

In this Prospectus, in any Prospectus Supplement and in documents incorporated by reference in this Prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. “U.S. dollars” or “US$” means lawful currency of the U.S. Except as set forth under “Description of Debt Securities” or unless the context otherwise requires, all references in this Prospectus and any Prospectus Supplement to “TransAlta”, the “Corporation”, “we”, “us” and “our” mean TransAlta Corporation and its consolidated subsidiaries, including any consolidated partnerships of which the Corporation or any of its subsidiaries are partners. References herein to this “Prospectus” include documents incorporated by reference herein.

This Prospectus is part of a registration statement on Form F-10 relating to the Securities that has been filed with the SEC. Under the registration statement, we may, from time to time, sell any combination of the Securities described in this Prospectus, and the Selling Shareholder may, from time to time, sell Common Shares, in each case, in one or more offerings. This Prospectus provides a general description of the Securities that we and, in the case of the Common Shares, that we and the Selling Shareholder may offer. Each time we offer and sell Securities or the Selling Shareholder sells Common Shares under this Prospectus, we will provide you with a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. To the extent that any terms or provisions or other information pertaining to the Securities described in a Prospectus Supplement differ from any of the terms or provisions or other information described in this Prospectus, the description set forth in this Prospectus shall be deemed to have been superseded by the description set forth in the Prospectus Supplement with respect to those Securities. Before investing in any Securities, you should read both this Prospectus and any applicable Prospectus Supplement. This Prospectus does not contain all of the information contained in the registration statement. Prospective purchasers should refer to the registration statement and the exhibits to the registration statement for further information with respect to TransAlta and the Securities.

Unless otherwise specified, all financial information included and incorporated by reference in this Prospectus has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

You should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement and on the other information included in the registration statement of which this Prospectus forms a part. We have not authorized anyone to provide you with different or additional information. You should not assume that the information in this Prospectus, any applicable Prospectus Supplement or any documents incorporated by reference in this Prospectus is accurate as of any date other than the date of those documents. Our business, operating results, financial condition and prospects may have changed since those dates. The Corporation is not making an offer to sell these Securities and the Selling Shareholder is not making an offer to sell Common Shares in any jurisdiction where the offer or sale is not permitted by law.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of TransAlta, filed with the securities commission or similar authority in each of the provinces of Canada and with the SEC, are specifically incorporated by reference in, and form an integral part of, this Prospectus:

(a)

our audited consolidated financial statements as at December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024, together with the notes thereto and the auditors’ report thereon;

(b)	our management’s discussion and analysis of financial condition and results of operations as of and for the year ended December 31, 2024 (the “Annual MD&A”);

(c)	our annual information form dated February 19, 2025 for the year ended December 31, 2024 (the “Annual Information Form”);

(d)	our management proxy circular dated March 7, 2025, prepared in connection with the Corporation’s annual and special meeting of shareholders held on April 24, 2025;

(e)	our unaudited interim condensed consolidated financial statements as at and for the three and nine months ended September 30, 2025 and 2024 and the notes thereto; and

(f)	our management’s discussion and analysis of financial condition and results of operations as at and for the three and nine months ended September 30, 2025 and 2024.

Any documents of the type required to be incorporated by reference in a short form prospectus pursuant to National Instrument 44-101 – Short Form Prospectus Distributions, including any documents of the type referred to above, material change reports (excluding confidential material change reports) and business acquisition reports that we file with the applicable regulatory authorities after the date of this Prospectus and prior to the termination of the distribution period of this Prospectus shall be deemed to be incorporated by reference into this Prospectus. These documents will be available electronically on the System for Electronic Data Analysis and Retrieval + (“SEDAR+”), which can be accessed at www.sedarplus.ca. In addition, any similar documents we file with or furnish to the SEC, as applicable, in our current reports on Form 6-K or annual reports on Form 40-F and any other documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), in each case after the date of this Prospectus and prior to the date on which this Prospectus ceases to be effective, shall be deemed to be incorporated by reference into the registration statement of which this Prospectus forms a part, if and to the extent expressly provided in such reports. To the extent that any document incorporated by reference into this Prospectus is included in a report that is filed with or furnished to the SEC by us on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document shall also be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part. Our periodic reports on Form 6-K and our annual reports on Form 40-F are available on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) system web site at www.sec.gov.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Upon a new annual information form being filed by the Corporation with the applicable securities regulatory authorities during the term of this Prospectus, the following documents shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder: (i) the previous annual information form; (ii) any material change reports filed by the Corporation prior to the end of the financial year in respect of which the new annual information form is filed; (iii) any business acquisition reports filed by the Corporation for acquisitions completed prior to the beginning of the financial year in respect of which the new annual information form is filed (unless (a) such report is incorporated by reference into the new annual information form or (b) less than nine months of the acquired business’ or related businesses’ operations are incorporated into the current annual financial statements of the Corporation); and (iv) any management information circular of the Corporation filed prior to the beginning of the financial year in respect of which the new annual information form is filed (unless otherwise required by applicable securities law to be incorporated by reference into this Prospectus). Upon new annual financial statements and related management’s discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the term of this Prospectus, the previously filed annual financial statements and related management’s discussion and analysis and all previously filed interim financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon new interim financial statements and related management’s discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the term of this Prospectus, all previously filed interim financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon a new management information circular prepared in connection with an annual general meeting of shareholders of the Corporation being filed by the Corporation with the applicable securities regulatory authorities during the term of this Prospectus, the previous management information circular prepared in connection with an annual general meeting of shareholders of the Corporation shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

A Prospectus Supplement containing the specific terms of an offering of Securities thereunder will be delivered to purchasers of such Securities together with this Prospectus (except where an exemption from such delivery requirements is available) and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement solely for the purposes of the distribution of the Securities covered by such Prospectus Supplement.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of TransAlta, Suite 1400, 1100 – 1st Street SE, Calgary, Alberta T2G 1B1 (telephone: (403) 267-7110). These documents are also available electronically on SEDAR+ under our profile, which can be accessed at www.sedarplus.ca.

WHERE TO FIND MORE INFORMATION

We have filed with the SEC, under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a complete description of the matter involved. Items of information omitted from this Prospectus but contained in the registration statement will be available on the SEC’s website at www.sec.gov.

We file certain reports with and furnish other information to the SEC and securities regulatory authorities in each of the provinces of Canada. Under the multijurisdictional disclosure system adopted by the U.S., documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the U.S. You may read and download the documents that we have filed with the SEC on EDGAR at www.sec.gov. You may read and download any public document that the Corporation has filed with the securities commission or other similar authority in each of the provinces of Canada on SEDAR+ at www.sedarplus.ca.

MARKETING MATERIALS

Any “template version” of any “marketing materials” (as such terms are defined under applicable Canadian securities laws) pertaining to a distribution of Securities will be filed on SEDAR+. In the event that such “marketing materials” are filed subsequent to the date of the filing of the applicable Prospectus Supplement pertaining to the distribution of the Securities that such “marketing materials” relate to and prior to the termination of such distribution, such filed versions of the “marketing materials” will be deemed to be incorporated by reference into this Prospectus for the purposes of the distribution of the Securities to which the applicable Prospectus Supplement pertains.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain forward-looking statements and forward-looking information within the meaning of applicable securities legislation (collectively, “forward-looking statements”). All forward-looking statements are based on the Corporation’s beliefs as well as assumptions based on information available at the time the assumption was made and on management’s experience and perception of historical trends, current conditions, results and expected future developments, as well as other factors deemed reasonable and appropriate in the circumstances. Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as “may”, “will”, “can”, “believe”, “expect”, “anticipate”, “contemplate”, “estimate”, “propose”, “might”, “shall”, “project”, “should”, “could”, “would”, “predict”, “forecast”, “pursue”, “capable”, “intend”, “plan”, “foresee”, “potential”, “enable”, “continue” or other words or phrases of similar import. These statements are not guarantees of our future performance, events or results and are subject to known and unknown risks, uncertainties and other important factors, many of which are beyond the Corporation’s control, that could cause our actual performance, events or results to differ materially from those expressed or implied in the forward-looking statements. In addition to the forward-looking statements contained in certain documents incorporated by reference herein, this Prospectus contains, without limitation, forward-looking statements pertaining to certain terms of the Securities and any offering made under this Prospectus; and the transactions with Far North and PSE (each as defined herein), including expectations with respect to the timing thereof, approvals required in connection therewith and the attributes of the assets acquired thereunder.

The forward-looking statements contained in this Prospectus are based on many assumptions including, but not limited to, the following material assumptions: no significant changes to applicable laws and regulations; no unexpected delays in obtaining required regulatory approvals; no material adverse impacts to investment and credit markets; no significant changes to power price and hedging assumptions; no significant changes to gas commodity price assumptions and transport costs; no significant changes to interest rates or foreign exchange rates; no significant changes to the demand and growth of renewables and thermal generation; no significant changes to the integrity and reliability of our assets; no significant changes to the Corporation’s debt and credit ratings; no unforeseen changes to economic and market conditions; no significant event occurring outside the ordinary course of business; and realization of and expected impact from ongoing and future transactions. Additional assumptions on which we have based our 2025 guidance are disclosed with such guidance in the Annual MD&A. Although the Corporation believes that these assumptions are reasonable based on currently available information, there can be no assurance that such assumptions will prove to be correct.

Forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual plans, performance, results or outcomes to differ materially from current expectations. Factors that may cause the Corporation’s actual performance, events or results to differ materially from those expressed or implied by forward-looking statements contained or incorporated by reference in this Prospectus include risks relating to: fluctuations in power prices; changes in supply and demand for electricity; our ability to contract our electricity generation for prices that will provide expected returns; our ability to replace contracts as they expire; risks associated with development projects and acquisitions; failure to complete acquisitions or divestitures on the terms and conditions specified or at all; any difficulty raising needed capital in the future on reasonable terms or at all; our ability to achieve our targets relating to environmental, social and governance performance; long-term commitments on gas transportation capacity that may not be fully utilized over time; changes to the legislative, regulatory and political environments; environmental requirements and changes in, or liabilities under, these requirements; operational risks involving our facilities, including unplanned outages and equipment failure; disruptions in the transmission and distribution of electricity; reductions in production including lower wind resource; impairments and/or writedowns of assets; adverse impacts on our information technology systems and our internal control systems, including increased cybersecurity threats; commodity risk management and energy trading risks; reduced labour availability and ability to continue to staff our operations and facilities; disruptions to our supply chains; climate-change related risks; reductions to our generating units’ relative efficiency or capacity factors; general economic risks, including deterioration of equity markets, increasing interest rates or rising inflation; general domestic and international economic and political developments, including potential trade tariffs; industry risk and competition; counterparty credit risks; inadequacy or unavailability of insurance coverage; increases in the Corporation’s income taxes and any risk of reassessments; legal, regulatory and contractual disputes and proceedings involving the Corporation; reliance on key personnel; and labour relations matters. The foregoing risk factors, among others, are described in further detail under the heading “Risk Factors” in this Prospectus and in the documents incorporated by reference in this Prospectus, including the Annual MD&A. The Corporation cautions that the foregoing list of factors that may affect future plans, actions or results is not exhaustive.

Potential investors are urged to consider these factors carefully in evaluating forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements and to not use future-oriented financial information or financial outlooks for anything other than their intended purpose. The forward-looking statements included in this Prospectus and the documents incorporated by reference herein are made only as of the date of the document in which they are contained and the Corporation does not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise, except as required by applicable laws. In light of these risks, uncertainties and assumptions, the forward-looking statements might occur to a different extent or at a different time than we have described, or might not occur at all. The Corporation cannot assure you that projected results or events will be achieved. All forward-looking statements contained and incorporated by reference in this Prospectus are expressly qualified by this cautionary statement.

TRANSALTA CORPORATION

TransAlta is a corporation amalgamated under the Canada Business Corporations Act. The registered office and principal place of business of TransAlta is located at Suite 1400, 1100 – 1st Street SE, Calgary, Alberta T2G 1B1. For further information on the intercorporate relationships among TransAlta and its principal subsidiaries, please refer to the Annual Information Form.

TransAlta and its predecessors have been engaged in the development, production and sale of electric energy since 1911. We are one of Canada’s largest independent power generators and are among Canada’s largest non-regulated electricity generation and energy marketing companies with 9,014 megawatts of gross installed capacity.

We own, operate, and manage a highly contracted and geographically diversified portfolio of assets using a broad range of technologies and fuels, including water, wind, solar, natural gas, energy storage, and coal. We are focused on generating and marketing electricity in Canada, the U.S., and Western Australia through our diversified portfolio of facilities. Our mission is to provide safe, low-cost, and reliable clean electricity.

RECENT DEVELOPMENTS

On November 17, 2025 the Corporation announced that it has entered into a definitive share purchase agreement with an affiliate of Hut 8 Corp. and Macquarie Equipment Finance Ltd., the equity owners of Far North Power Corporation (“Far North”), pursuant to which the Corporation will acquire Far North and its entire business operations in Ontario. Far North owns and operates generation assets consisting of four natural gas-fired generation facilities totaling 310 MW. The purchase price for the acquisition is $95 million, subject to working capital and other adjustments. Completion of the transaction is subject to customary closing conditions, including receipt of regulatory approvals. The transaction is expected to close by early first quarter of 2026.

On December 9, 2025 the Corporation announced that it has signed a long-term tolling agreement with Puget Sound Energy, Inc. (“PSE”) to convert its Centralia Unit 2 facility from coal to natural gas-fired generation. The agreement with PSE provides a fixed-price capacity payment that provides PSE the exclusive right to the capacity, energy and ancillary service attributes, as well as the dispatch rights to, the 700 MW facility. Approximately US$600 million of capital expenditures will be required to extend the useful life of the facility and convert it from coal to natural gas-fired generation. The target commercial operation date is late-2028 and the facility will operate until the end of 2044 under the terms of the agreement with PSE. TransAlta anticipates declaring a final investment decision after receipt of all required approvals in early 2027. Completion of the transaction is subject to customary regulatory approvals, including PSE receiving satisfactory approval from the Washington Utilities and Transportation Commission.

CONSOLIDATED CAPITALIZATION

There have been no material changes in our share and loan capital, on a consolidated basis, since September 30, 2025.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes, which may include the repayment of indebtedness, the financing of our long-term investment plan and growth projects. The amount of net proceeds expected to be received from the sale of Securities, and each of the principal purposes for which we will use those net proceeds, will be set forth in the applicable Prospectus Supplement. We may, from time to time, issue securities other than pursuant to this Prospectus. The Corporation will not receive any proceeds from the sale of Common Shares sold by the Selling Shareholder under this Prospectus.

EARNINGS COVERAGE RATIOS

Information regarding earnings coverage ratios will be provided in the applicable Prospectus Supplement relating to an offering of Securities, if and to the extent required by applicable securities laws.

DESCRIPTION OF SHARE CAPITAL

General

As of the date of this Prospectus, the Corporation’s authorized share capital consists of an unlimited number of Common Shares and an unlimited number of First Preferred Shares, issuable in series.

Common Shares

The following is a summary of the material attributes and characteristics of the Common Shares.

Each Common Share entitles the holder thereof to one vote for each Common Share held at all meetings of shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares are entitled to vote, to receive dividends if, as and when declared by the board of directors of the Corporation (the “Board”), subject to prior satisfaction of preferential dividends applicable to any First Preferred Shares, and to participate rateably in any distribution of the assets of the Corporation upon a liquidation, dissolution or winding up, subject to prior rights and privileges attaching to the First Preferred Shares. The Common Shares are not convertible and are not entitled to any pre-emptive rights. The Common Shares are not entitled to cumulative voting.

First Preferred Shares

The following is a summary of the material attributes and characteristics of the First Preferred Shares.

TransAlta is authorized to issue an unlimited number of First Preferred Shares, issuable in series and, with respect to each series, the Board is authorized to fix the number of shares comprising the series and determine the designation, rights, privileges, restrictions and conditions attaching to such shares, subject to certain limitations.

The First Preferred Shares of all series rank senior to all other shares of TransAlta with respect to priority in payment of dividends and with respect to distribution of assets in the event of liquidation, dissolution or winding up of the Corporation, or a reduction of stated capital. Holders of First Preferred Shares are entitled to receive cumulative quarterly dividends on the subscription price thereof as and when declared by the Board at the rate established by the Board at the time of issue of shares of a series. No dividends may be declared or paid on any other shares of TransAlta unless all cumulative dividends accrued upon all outstanding First Preferred Shares have been paid or declared and set apart. In the event of the liquidation, dissolution or winding up of the Corporation, or a reduction of stated capital, no sum shall be paid or assets distributed to holders of other shares of the Corporation until the holders of First Preferred Shares shall have been paid the subscription price of their shares, plus a sum equal to the premium payable on a redemption, plus a sum equal to the arrears of dividends accumulated on the First Preferred Shares to the date of such liquidation, dissolution, winding up, or reduction of stated capital, as applicable. After payment of such amount, the holders of First Preferred Shares shall not be entitled to share further in the distribution of the assets of the Corporation.

The Board may include in the share conditions attaching to a particular series of First Preferred Shares certain voting rights effective upon the Corporation failing to make payment of six quarterly dividend payments, whether or not consecutive. These voting rights continue for so long as any dividends remain in arrears. These voting rights are the right to one vote for each $25 of subscription price on all matters in respect of which shareholders vote, and additionally, the right of all series of First Preferred Shares, voting as a combined class, to elect two directors of the Corporation if the Board then consists of less than 16 directors, or three directors if the Board consists of 16 or more directors. Otherwise, except as required by law, the holders of First Preferred Shares shall not be entitled to vote or to receive notice of or to attend at any meeting of the shareholders of TransAlta.

Subject to the share conditions attaching to any particular series providing to the contrary, TransAlta may redeem First Preferred Shares of a series, in whole or from time to time in part, at the redemption price applicable to each series and has the right to acquire any of the First Preferred Shares of one or more series by purchase for cancellation in the open market or by invitation for tenders at a price not to exceed the redemption price applicable to the series.

The Prospectus Supplement will set forth the following terms relating to the First Preferred Shares being offered:

•	the maximum number of First Preferred Shares;

•	the designation of the series;

•	the offering price;

•	the annual dividend rate and whether the dividend rate is fixed or variable, the date from which dividends will accrue, and the dividend payment dates;

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the price and the terms and conditions for redemption, if any, including redemption at TransAlta’s option or at the option of the holder, including the time period for redemption, and payment of any accumulated dividends;

•

the terms and conditions, if any, for conversion or exchange for shares of any other class of TransAlta or any other series of First Preferred Shares, or any other securities or assets, including the price or the rate of conversion or exchange and the method, if any, of adjustment;

•	whether such First Preferred Shares will be listed on any securities exchange;

•	the voting rights, if any; and

•	any other rights, privileges, restrictions, or conditions.

Related Party Articles Provisions

The following is a summary of the material attributes and characteristics of the related party provisions of the articles of the Corporation. Prospective investors are encouraged to review the full text of the articles of the Corporation, a copy of which can be found on SEDAR+ under our profile at www.sedarplus.ca.

The articles of the Corporation contain provisions restricting the ability of the Corporation to enter into a “Specified Transaction” with a “Major Shareholder”. A Specified Transaction requires the approval of a majority of the votes cast by holders of voting shares of the Corporation, as well as the approval of a majority of the votes cast by holders of such voting shares, excluding any Major Shareholder. A Major Shareholder generally means the beneficial owner of more than 20% of the outstanding voting shares of the Corporation. The articles contain a broad definition of beneficial ownership, and in particular, a person is considered to beneficially own shares owned by its associates and affiliates, as those terms are defined in the articles. Transactions which are considered to be Specified Transactions include the following: a merger or amalgamation of the Corporation with a Major Shareholder; the furnishing of financial assistance by the Corporation to a Major Shareholder; certain sales of assets or provision of services by the Corporation to a Major Shareholder or vice versa; certain issuances of securities by the Corporation which increase the proportionate voting interest of a Major Shareholder; a reorganization or recapitalization of the Corporation which increases the proportionate voting interest of a Major Shareholder; and the creation of a class or series of non-voting shares of the Corporation which has a residual right to participate in earnings of the Corporation and assets of the Corporation upon dissolution or winding up.

Shareholder Rights Plan

The Corporation is party to an Amended and Restated Shareholder Rights Plan Agreement (the “Rights Plan”) dated as of April 28, 2022, between the Corporation and Odyssey Trust Company, as rights agent, which amended and restated the shareholder rights plan agreement dated as of October 13, 1992. The Rights Plan was last confirmed at our annual and special meeting of shareholders on April 24, 2025 and will expire at the close of business on the date of our 2028 annual meeting of shareholders, unless ratified and extended by a further vote of the shareholders. For further particulars, reference should be made to the Rights Plan. A copy of the Rights Plan may be obtained by contacting the Corporate Secretary of TransAlta, Suite 1400, 1100 – 1st Street SE, Calgary, Alberta T2G 1B1 (telephone: (403) 267-7110). A copy of the Rights Plan is also available electronically on SEDAR+ under our profile, which can be accessed at www.sedarplus.ca.

DESCRIPTION OF WARRANTS

The Corporation may issue Warrants independently or together with other Securities, and Warrants sold with other Securities may be attached to or separate from the other Securities. Warrants will be issued under and governed by the terms of one or more warrant agreements or indentures that the Corporation will enter into with one or more banks or trust companies acting as warrant agent or trustee that will be named in the applicable Prospectus Supplement.

A description of the material terms of any Warrants that we offer, and the extent to which the general terms and provisions described in this section apply to those Warrants, will be set out in the applicable Prospectus Supplement. The Prospectus Supplement will describe some or all of the following terms relating to the Warrants being offered:

•	the designation of the Warrants;

•	the aggregate number of Warrants offered and the offering price, if any;

•

the designation, number and terms of the Common Shares, First Preferred Shares or other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

•	the exercise price of the Warrants;

•	the dates or periods on, after or during which the Warrants are exercisable;

•	the designation and terms of any Securities with which the Warrants are issued and the number of Warrants that will be issued with each such Security;

•	if the Warrants are issued as a unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

•	the currency or currency unit in which the offering price, if any, and exercise price are denominated;

•	any minimum or maximum amount of Warrants that may be exercised at any one time;

•	whether such Warrants will be listed on any securities exchange;

•	provisions as to modification, amendment or variation of the warrant agreement or indenture or any rights or terms attaching to the Warrants;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

•	whether the Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions; and

•	any other terms of the Warrants.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The Corporation may issue Subscription Receipts, independently or together with other Securities, and Subscription Receipts sold with other Securities may be attached to or separate from the other Securities. Subscription Receipts will be issued under one or more subscription receipt agreements that we will enter into with one or more escrow agents. If underwriters or agents are involved in the sale of Subscription Receipts, one or more of such underwriters or agents may also be parties to the subscription receipt agreement governing those Subscription Receipts. The relevant subscription receipt agreement will establish the terms of the Subscription Receipts.

A Subscription Receipt is a security of the Corporation that will entitle the holder to receive, upon satisfaction of one or more release conditions, and for no additional consideration, a specified number of Securities. A description of the material terms of any Subscription Receipts that we offer, and the extent to which the general terms and provisions described in this section apply to those Subscription Receipts, will be set out in the applicable Prospectus Supplement. The Prospectus Supplement will describe some or all of the following terms relating to the Subscription Receipts being offered:

•	the designation of the Subscription Receipts;

•	the aggregate number of Subscription Receipts offered and the offering price;

•	the currency or currency unit in which the Subscription Receipts will be offered;

•	the terms, conditions and procedures for which the holders of Subscription Receipts will become entitled to receive the underlying Securities;

•

the number of Securities that may be obtained upon the conversion of each Subscription Receipt, any anti-dilution provisions that will result in the adjustment of that number and the period or periods during which any conversion must occur;

•	the designation and terms of any other Securities with which the Subscription Receipts will be offered and the number of Subscription Receipts that will be offered with each Security;

•

the treatment of the gross proceeds from the sale of such Subscription Receipts, including (if applicable) the terms applicable to the escrow agent holding in escrow all or a portion of the gross proceeds from the sale of such Subscription Receipts, plus any interest earned thereon, pending satisfaction of the release conditions;

•	whether such Subscription Receipts will be listed on any securities exchange;

•

procedures for the refund by the escrow agent to holders of Subscription Receipts of all or a portion of the subscription price for their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the release conditions are not satisfied;

•	any entitlement of ours to purchase the Subscription Receipts in the open market, by private agreement or otherwise;

•	whether we will issue the Subscription Receipts as global securities and, if so, the identity of the depository;

•	provisions as to modification, amendment or variation of the subscription receipt agreement or any rights or terms attaching to the Subscription Receipts;

•	any terms, procedures and limitations relating to the transferability, exchange or conversion of the Subscription Receipts; and

•	any other material terms and conditions of the Subscription Receipts.

DESCRIPTION OF DEBT SECURITIES

In this section, the terms “Corporation” and “TransAlta” refer only to TransAlta Corporation without the subsidiaries through which it operates.

The Corporation may issue debt securities, independently or together with other Securities, and debt securities sold with other Securities may be attached to or separate from the other Securities. Debt securities will be issued under one or more indentures (each, a “Debt Indenture”), in each case between the Corporation and an appropriately qualified financial institution authorized to carry on business as a trustee (each, a “Trustee”). The relevant Debt Indenture will establish the terms of the debt securities.

Debt securities may be issued from time to time in one or more series. The Corporation may specify a maximum aggregate principal amount for the debt securities of any series and, unless otherwise provided in the applicable Prospectus Supplement, a series of debt securities may be reopened for issuance of additional debt securities of that series. The Corporation may also, from time to time, issue debt securities and incur additional indebtedness other than pursuant to debt securities issued under this Prospectus.

A description of the material terms of any debt securities that we offer, and the extent to which the general terms and provisions described in this section apply to those debt securities, will be set out in the applicable Prospectus Supplement. The Prospectus Supplement will describe some or all of the following terms relating to the debt securities being offered:

•	the specific designation and any limit on the aggregate principal amount of the debt securities;

•	the currency or currency units for which the debt securities may be purchased and in which the principal and any premium or interest is payable (in either case, if other than Canadian dollars);

•	the offering price (at par, at a discount or at a premium) of the debt securities;

•	the date(s) on which the debt securities will be issued and delivered;

•	the date(s) on which the debt securities will mature, including any provision for the extension of a maturity date, or the method of determining such date(s);

•	the rate(s) per annum (either fixed or floating) at which the debt securities will bear interest (if any) and, if floating, the method of determining such rate(s);

•	the date(s) from which any interest obligation will accrue and on which interest will be payable, and the record date(s) for the payment of interest or the method of determining such date(s);

•	if applicable, the provisions for subordination of the debt securities to other indebtedness of the Corporation;

•	the identity of the Trustee under the applicable Debt Indenture pursuant to which the debt securities are to be issued;

•	any redemption terms, or terms under which the debt securities may be defeased prior to maturity;

•	any repayment or sinking fund provisions;

•	any events of default applicable to the debt securities;

•	whether the debt securities are to be issued in registered form or in the form of temporary or permanent global securities, and the basis of exchange, transfer and ownership thereof;

•	whether the debt securities may be converted or exchanged for other Securities of the Corporation or any other entity;

•

if applicable, the ability of the Corporation to satisfy all or a portion of any redemption of the debt securities, payment of any premium or interest thereon, or repayment of the principal owing upon the maturity through the issuance of Securities of the Corporation or of any other entity, and any restrictions on the persons to whom such Securities may be issued;

•	provisions applicable to amendment of the Debt Indenture; and

•	any other material terms, conditions or other provisions (including covenants) applicable to the debt securities.

DESCRIPTION OF UNITS

We may issue units comprised of one or more of the other Securities described in this Prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each Security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each Security included therein. The unit agreement under which a unit is issued may provide that the Securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

A description of the material terms of any units that we offer, and the extent to which the general terms and provisions described in this section apply to those units, will be set out in the applicable Prospectus Supplement. The Prospectus Supplement will describe some or all of the following terms relating to the units being offered:

•	the designation and terms of the units and of the Securities comprising the units, including whether and under what circumstances those Securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the Securities comprising the units; and

•	whether the units will be issued as global securities and, if so, the identity of the depositary.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor who is a resident of Canada with respect to the acquisition, ownership and disposition of any Securities offered thereunder. In addition, the applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada and who acquires any Securities offered thereunder, including whether the payments of principal, interest or distributions, if any, on the Securities will be subject to Canadian non-resident withholding tax.

The applicable Prospectus Supplement may also describe certain U.S. federal income tax considerations of the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986).

SELLING SHAREHOLDER

The terms under which Common Shares will be offered by the Selling Shareholder will be described in the applicable Prospectus Supplement. The Prospectus Supplement relating to any offering of Common Shares by the Selling Shareholder will include, without limitation, where applicable: (i) the name of the Selling Shareholder; (ii) the number of Common Shares owned, controlled or directed by the Selling Shareholder; (iii) the number of Common Shares being distributed for the account of the Selling Shareholder; (iv) the number of Common Shares to be owned, controlled or directed by the Selling Shareholder after the distribution and the percentage that number represents out of the total number of outstanding Common Shares; (v) whether the Common Shares are owned by the Selling Shareholder, both of record and beneficially, of record only or beneficially only; (vi) if the Selling Shareholder purchased any of the Common Shares held by it in the 24 months preceding the date of the Prospectus Supplement, the date or dates on which the Selling Shareholder acquired the Common Shares; and (vii) if the Selling Shareholder acquired the Common Shares held by it in the 12 months preceding the date of the Prospectus Supplement, the cost thereof to the Selling Shareholder in the aggregate and on an average per security basis.

Registration Rights Agreement

The following is a summary of certain material provisions of the registration rights agreement entered into between Eagle Hydro II (an affiliate of Brookfield) and the Corporation on May 1, 2019 (the “Registration Rights Agreement”) and is to be read together with, and is qualified in its entirety by reference to, the full text of the Registration Rights Agreement, a copy of which can be found on SEDAR+ under our profile at www.sedarplus.ca.

The Registration Rights Agreement provides that Eagle Hydro II and any affiliate of Brookfield that becomes party to the Registration Rights Agreement (each a “Holder”) may, at any time and from time to time, make a written request (a “Demand Registration”) to the Corporation to file a Prospectus Supplement with the securities commissions or similar authorities in each of the provinces of Canada in respect of the distribution of all or part of the Common Shares then held by the Holder (“Registrable Securities”), subject to certain restrictions set forth in the Registration Rights Agreement. Upon receipt by the Corporation of a Demand Registration, the Corporation will promptly file a Prospectus Supplement in order to permit the offer and sale or other disposition or distribution in Canada of all or any portion of the Registrable Securities held, directly or indirectly, by the Holder (a “Demand Offering”). The Corporation will not be obligated to effect: (i) more than three Demand Offerings in total during the term of the Registration Rights Agreement; or (ii) a Demand Offering if the Registrable Securities have an aggregate market price of less than $50 million.

If at any time the Corporation proposes to file a Prospectus Supplement with respect to the distribution of any Common Shares to the public, then the Corporation will give notice of the proposed distribution to each Holder not less than five business days in advance of the anticipated filing date of the Prospectus Supplement (or, in the case of a “bought deal” or another public offering which is not expected to include a road show, such notice as is practicable under the circumstances), which notice will offer each Holder the opportunity to qualify for distribution such number of Registrable Securities as such Holder may request. The Corporation will use commercially reasonable efforts to include in such Prospectus Supplement such Registrable Securities (a “Piggy Back Offering”), unless the Corporation’s managing underwriter or underwriters determine, in good faith, that including such Registrable Securities in the distribution would, in their opinion, adversely affect the Corporation’s distribution or sales price of the Securities being offered by the Corporation.

The Demand Offerings and Piggy Back Offerings are subject to various conditions and limitations. The Corporation is entitled to defer any Demand Offering in certain circumstances, including during a regular annual and quarterly blackout period in respect of the release of its financial results.

The Registration Rights Agreement includes provisions providing for each of the Corporation and the Holders to indemnify each other for losses or claims caused by the applicable party’s inclusion of a misrepresentation in disclosure included in any prospectus and for breaches of applicable securities laws.

In the case of a Prospectus Supplement filed in connection with a Demand Offering or Piggy Back Offering, the Corporation will pay all applicable fees and expenses incidental to the Corporation’s performance of, or compliance with, the terms of such offering, provided that in the event any Registrable Securities are freely tradeable at the time that the Corporation receives the offering request, the Corporation and the Holders will be jointly and severally responsible for the proportionate share of registration fees and expenses of any Holders based on the total offering price of the freely tradeable securities sold by the Holders to the total offering price of all the Securities sold by the Corporation in such offering. The Corporation and the Holders will be jointly and severally responsible for paying all selling expenses (including fees or commissions payable to an underwriter, investment banker, manager or agent and any transfer taxes attributable to the sale of Registrable Securities) with respect to Registrable Securities sold by the Holders and the Corporation will pay all selling expenses with respect to any Securities sold for the account of the Corporation. The Corporation and the Holders will be solely responsible on a joint and several basis for all out-of- pocket expenses incurred by any Holders in connection with a Demand Offering or Piggy Back Offering.

If a Holder ceases to be an affiliate of Brookfield, the Holder will cease to have any rights or obligations under the Registration Rights Agreement. The Registration Rights Agreement will terminate when Brookfield, together with its affiliates, beneficially owns in the aggregate less than 3% of the issued and outstanding Common Shares.

PLAN OF DISTRIBUTION

We may offer and sell the Securities and the Selling Shareholder may, in accordance with the terms of the Registration Rights Agreement, offer and sell Common Shares: (i) to or through underwriters or dealers purchasing as principals; (ii) directly to purchasers; (iii) through agents; or (iv) through a combination of any of these methods of sale. These Securities may be offered and sold in Canada and/or the U.S. and elsewhere where permitted by law.

The distribution of the Securities of any series may be effected from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers at the time of sale, including sales in transactions that are “at-the-market distributions”, including sales made directly on the TSX, the NYSE or other existing trading markets for the Securities, and as set out in the applicable Prospectus Supplement. The prices at which Securities may be offered may vary between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters’, dealers’ or agents’ compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to us and/or the Selling Shareholder, as applicable.

In connection with the sale of Securities, underwriters, dealers or agents may receive compensation from the Corporation, the Selling Shareholder or from other parties, including in the form of underwriters’, dealers or agents’ fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters for the purposes of applicable Canadian securities legislation and any such compensation received by them from the Corporation and/or the Selling Shareholder and any profit on the resale of the Securities by them may be deemed to be underwriting commissions under the U.S. Securities Act.

The Prospectus Supplement relating to each distribution of Securities will also set forth the terms of the offering of the Securities, including to the extent applicable, the initial offering price, the net proceeds to the Corporation and/or the Selling Shareholder from the offering, the underwriters’, dealers’ or agents’ compensation, any other discount or selling concession to be allowed or re-allowed to underwriters or dealers and any other material terms of the plan of distribution. Any underwriters, dealers or agents with respect to a particular offering of Securities will be named in the Prospectus Supplement relating to such offering.

In connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. No underwriter of, or dealer or agent involved in, an “at-the- market distribution” under this Prospectus, and no person or company acting jointly or in concert with any such underwriter, dealer or agent, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or securities of the same class as the Securities distributed under the Prospectus Supplement applicable to the “at-the-market distribution”, including selling an aggregate number or principal amount of Securities that would result in the underwriter, dealer or agent, as applicable, creating an over-allocation position in the Securities.

Under agreements which may be entered into by the Corporation and/or the Selling Shareholder, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by the Corporation and/or the Selling Shareholder against certain liabilities, including liabilities under the securities legislation of each of the provinces of Canada and under the U.S. Securities Act, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

If so indicated in the applicable Prospectus Supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable Prospectus Supplement, which will also set forth the commission payable for solicitation of these contracts.

Each distribution of First Preferred Shares (other than Series A Shares, Series B Shares, Series C Shares, Series D Shares, Series E Shares or Series G Shares), Warrants, Subscription Receipts, debt securities or units will, unless otherwise provided in the applicable prospectus supplement, be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, such First Preferred Shares, Warrants, Subscription Receipts, debt securities or units will not be listed on any securities or stock exchange or on any automated dealer quotation system. This may affect the pricing of such First Preferred Shares, Warrants, Subscription Receipts, debt securities or units in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. Certain broker-dealers may make a market in such Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker dealer will make a market in any such Securities or as to the liquidity of the trading market, if any, for any such Securities.

RISK FACTORS

Before deciding to invest in any Securities, prospective purchasers of the Securities should consider carefully the risk factors and other information contained and incorporated by reference in this Prospectus and the applicable Prospectus Supplement. An investment in the Securities is subject to various risks including those risks inherent to the industries in which TransAlta operates. If any of the events contemplated by these risk factors occurs, TransAlta’s business, prospects, financial condition, results of operations or cash flows could be materially harmed, which could adversely affect the value of the Securities. In addition to the risk factors set forth below, information regarding the risks affecting the Corporation and its business is provided in the documents incorporated by reference in this Prospectus, including in the Annual MD&A under the heading “Governance and Risk Management”.

Changes in interest rates may cause the value of the debt securities or the First Preferred Shares to decline

Prevailing interest rates will affect the market price or value of the debt securities and the First Preferred Shares. The market price or value of the debt securities or the First Preferred Shares may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Credit ratings may not reflect all risks of an investment in the debt securities or the First Preferred Shares and may change

Credit ratings may not reflect all risks associated with an investment in the debt securities or the First Preferred Shares. Any credit ratings assigned to the debt securities or the First Preferred Shares are an assessment of the Corporation’s ability to pay its obligations thereunder. Consequently, real or anticipated changes in the credit ratings in respect of the debt securities, First Preferred Shares or other debt of TransAlta could have an adverse impact on our liquidity, our cost of funds and any of our agreements that refer to our credit ratings and will generally affect the market value of the debt securities and the First Preferred Shares. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of the debt securities or the First Preferred Shares. There is no assurance that any credit rating assigned to the debt securities or the First Preferred Shares will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

The Common Shares or other listed Securities may be subject to price and volume fluctuations, and the market price for the Common Shares or other listed Securities, as applicable, following an offering may drop below the offering price

In recent years, securities markets have experienced considerable price and volume volatility, and the volatility in the trading price of the Common Shares and the First Preferred Shares was at times unrelated to the financial or operating performance of TransAlta and not necessarily determined solely by reference to the underlying value of TransAlta’s assets. The market price of publicly traded securities is affected by many variables, including the strength of the economy generally, interest rates, credit ratings, commodity prices, the availability and attractiveness of alternative investments and the breadth of the public market for the securities. The effect of these and other factors on the market prices of the Common Shares and First Preferred Shares on the stock exchanges on which such Securities trade suggests that the future trading prices of the Common Shares and other listed Securities may be volatile. The market price for such Securities may be affected by numerous factors beyond the control of TransAlta. These fluctuations may affect the price of the Common Shares or other listed Securities following an offering, and the market price of the Common Shares or other listed Securities, as applicable, may drop below the offering price. As a result of this volatility, holders may not be able to sell their Common Shares or other listed Securities at or above the offering price. TransAlta cannot predict at what price the Common Shares or other listed Securities issued by TransAlta will trade in the future.

The decision to pay dividends and the amount of such dividends is subject to the discretion of the Board based on numerous factors and may vary from time to time

The declaration and payment of cash dividends to holders of Common Shares or First Preferred Shares are not guaranteed. Although TransAlta currently intends to pay quarterly cash dividends to its shareholders, these cash dividends may be reduced or suspended. The amount of cash available to TransAlta to pay dividends, if any, can vary significantly from period to period for a number of reasons, including, among other things: TransAlta’s financial and operational performance; fluctuations in operating costs; the amount of cash required or retained for debt service or repayment; amounts required to fund capital expenditures and working capital requirements; access to equity markets; foreign exchange rates and interest rates; and the risk factors set forth herein and in the documents incorporated by reference herein.

The decision whether or not to pay dividends and the amount of any such dividends are subject to the discretion of the Board, which regularly evaluates TransAlta’s proposed dividend payments and the solvency test requirements of the Canada Business Corporations Act. In addition, the level of dividends per Common Share will be affected by the number of outstanding Common Shares and other securities that may be entitled to receive cash dividends or other payments, such as First Preferred Shares. Dividends may be increased, reduced or suspended depending on TransAlta’s operational and financial performance, as well as the other factors discussed above. The market value of certain Securities may deteriorate if TransAlta is unable to meet dividend expectations in the future, and such deterioration may be material.

TransAlta may issue additional Securities in the future which may dilute the holdings of existing securityholders, including holders of Securities purchased hereunder, or which may have priority over existing securityholders

TransAlta may issue additional Securities, including upon the exercise of the Corporation’s outstanding options and other convertible securities, which may dilute existing securityholders, including purchasers of Securities offered hereunder. TransAlta may also issue debt securities that have priority over holders of other Securities with respect to payment in the event of an insolvency or winding-up of TransAlta. Securityholders will have no pre-emptive rights in connection with any such further issuances. The Board has the discretion to determine the designation, rights, privileges, restrictions and conditions attached to any series of First Preferred Shares, the price and terms of any debt securities and the price and terms for any issuances of Common Shares, First Preferred Shares, Warrants, Subscription Receipts, debt securities and units.

In addition, any resale by the Selling Shareholder of its Common Shares, or the perception that such resales may occur, whether pursuant to this Prospectus or otherwise, could adversely affect the prevailing market price of the Common Shares.

There can be no assurance as to the liquidity of the trading market for the First Preferred Shares, Warrants, Subscription Receipts, debt securities or units or that a trading market for such Securities will develop

There is currently no market through which First Preferred Shares (other than Series A Shares, Series B Shares, Series C Shares, Series D Shares, Series E Shares or Series G Shares), Warrants, Subscription Receipts, debt securities or units may be sold and the purchasers of such Securities may not be able to resell such Securities purchased under this Prospectus and any Prospectus Supplement. There can be no assurance that a secondary market will develop for any of such First Preferred Shares, Warrants, Subscription Receipts, debt securities or units that may be issued under this Prospectus and the relevant Prospectus Supplement(s) or that any secondary market which does develop will continue. This may affect the pricing of such Securities in the secondary market, if any, the transparency and availability of trading prices, the liquidity of the Securities and the extent of regulation of such Securities.

The public offering prices of the Securities may be determined by negotiation between TransAlta and the underwriters, dealers, agents or purchasers, as applicable, based on several factors and may bear no relationship to the prices at which such Securities will trade in the public market subsequent to such offering. See “Plan of Distribution”.

The debt securities will be effectively subordinated to certain indebtedness and other liabilities of our subsidiaries which do not guarantee the debt securities

We carry on a substantial portion of our business through subsidiaries and a substantial portion of our assets is held in our subsidiaries. Our results of operations and ability to service indebtedness, including the debt securities, are substantially dependent upon the results of operations of these subsidiaries and the payment of funds by these subsidiaries to us in the form of loans, dividends or otherwise. However, unless otherwise provided in the applicable Prospectus Supplement with respect to a specific issue of debt securities, the debt securities will not be guaranteed by any of our subsidiaries. The creditors of our subsidiaries will have the right to be paid before any cash is distributed by those subsidiaries to TransAlta, which may impair TransAlta’s ability to make payment on the debt securities. In the event of the liquidation of any subsidiary, the assets of the subsidiary would be used first to repay the subsidiary’s indebtedness, including trade payables or obligations under any guarantees, prior to being used by us to pay our indebtedness, including any debt securities. Consequently, the debt securities will be effectively subordinated to the liabilities, including trade payables, of our subsidiaries.

The debt securities will be unsecured and effectively subordinated to any of our secured indebtedness

Unless otherwise provided in the applicable Prospectus Supplement with respect to a specific issue of debt securities, the debt securities will be direct unsecured debt of TransAlta, and will be effectively subordinated to all existing and future secured debt of TransAlta, to the extent of the assets securing such debt. If TransAlta is involved in any bankruptcy, dissolution, liquidation or reorganization, the holders of secured debt would be paid before the holders of debt securities receive any amounts due under the debt securities to the extent of the value of the assets securing the secured debt. In that event, a holder of debt securities may not be able to recover any principal or interest due to it under the debt securities.

ENFORCEABILITY OF CIVIL LIABILITIES

TransAlta is a corporation organized under and governed by the Canada Business Corporations Act. Some of the directors and officers of the Corporation, and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the U.S., and all or a substantial portion of their assets, and a substantial portion of the Corporation’s assets, are located outside the U.S. The Corporation has appointed an agent for service of process in the U.S., but it may be difficult for holders of Securities who reside in the U.S. to effect service within the U.S. upon those directors, officers and experts who are not residents of the U.S. It may also be difficult for holders of Securities who reside in the U.S. to realize in the U.S. upon judgments of courts of the U.S. predicated upon the Corporation’s civil liability and the civil liability of the directors and officers of the Corporation and experts under U.S. federal securities laws.

The Corporation has been advised by its Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation has also been advised by Blake, Cassels & Graydon LLP, however, that there is real doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

The Corporation filed with the SEC, concurrently with its registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed TransAlta Centralia Generation LLC as its agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a U.S. court arising out of or related to or concerning an offering of Securities under this Prospectus.

LEGAL MATTERS

Unless otherwise specified in the applicable Prospectus Supplement, certain legal matters in connection with the offering of Securities will be passed upon on behalf of TransAlta by Blake, Cassels and Graydon LLP, as to matters of Canadian law, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, as to matters of U.S. law.

INTEREST OF EXPERTS

As at the date of this Prospectus, the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of securities of TransAlta.

Ernst & Young LLP is the Corporation’s independent registered public accounting firm and is independent in the context of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta and the rules and regulations adopted by the United States Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

AUDITORS, TRANSFER AGENT AND REGISTRAR

TransAlta’s auditors are Ernst & Young LLP, Chartered Professional Accountants, Calgary, Alberta.

The transfer agent and registrar for the Common Shares and Series A, B, C, D, E and G First Preferred Shares is Odyssey Trust Company. Common Shares are transferable in Vancouver, Calgary and Toronto. Series A, B, C, D, E and G First Preferred Shares are transferable in Calgary and Toronto. The transfer agent and registrar for the Common Shares in the U.S. is Odyssey Transfer and Trust Company at its principal office in Woodbury, Minnesota.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement of which this Prospectus forms a part: the documents referred to under “Documents Incorporated by Reference”; consent of Ernst & Young LLP; powers of attorney from directors and officers of TransAlta, as applicable; the indenture between TransAlta and The Bank of New York Mellon, as trustee, dated as of June 25, 2002; and the Statement of Eligibility of The Bank of New York Mellon on Form T-1. A copy of the form of warrant indenture or subscription receipt agreement, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed with or furnished to the SEC under the U.S. Exchange Act.